MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

INDEX

Forward-looking statements	2
Executive summary	3
Overview	5
2010 Highlights	6
2011 Outlook	8
Financial results	11
Reserves and resources	14
Attributable gold production and cash cost per ounce	15
Niobium production, sales and operating margin	16
Attributable gold sales volume and realized gold price	16
Operations summary	17
Summarized financial results	19
Cash flow	22
Quarterly financial review	23
Market trends	24
Results of operations	27
Development projects	36
Exploration	39
Financial position	45
Disclosure controls and procedures and internal controls over financial reporting	53
Critical accounting estimates	53
Future Accounting Policies	57
International Financial Reporting Standards (IFRS)	58
Risks and uncertainties	71
Supplemental information to the management’s discussion and analysis	74
Mining operations production data	80

The following Management’s Discussion and Analysis (“MD&A”), dated March 25, 2011, should be read in conjunction with the Company’s annual consolidated financial statements for December 31, 2010 and related notes thereto which appear elsewhere in this report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All figures in this MD&A are in U.S. dollars, unless stated otherwise. Additional information on IAMGOLD Corporation can be found at www.sedar.com or www.sec.gov. IAMGOLD’s securities trade on the Toronto, New York and Botswana stock exchanges.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Forward-Looking Statements

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included in this Management’s Discussion and Analysis, including any information as to the Company’s future financial or operating performance and other statements that express management’s expectations or estimates of future performance other than statements of historical fact, constitute “forward-looking statements.” Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The words “expect,” “will,” “intend,” “estimate” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company’s credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business. With respect to development projects, IAMGOLD’s ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. Development projects have no operating history upon which to base estimates of future cash flows. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, refer to the Company’s annual MD&A risks and uncertainties section, and the Company’s 2010 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks are described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) and incorporated by reference into this MD&A.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

U.S. Investors Should Note

The U.S. Securities and Exchange Commission (“SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company may use certain terms in its publications such as “measured,” “indicated” and “inferred” “resources” that are prescribed by Canadian regulatory policy and guidelines but are prohibited by the SEC from use by U.S. registered companies in their filings with the SEC.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Executive Summary

IAMGOLD Corporation (“IAMGOLD,” “IMG,” or the “Company”) is committed to being a global leader in generating superior value for its stakeholders through accountable mining. With respect to corporate social responsibility, IAMGOLD’s commitment is to Zero Harm, in every corner of its business. IAMGOLD has recently joined the Mining Safety Roundtable, an industry forum for the industry’s leaders who are most focused on safety.

Of all the performance metrics against which the Company measures success, none is more important than safety. The frequency of all types of serious injuries (measured as DART rate1) across IAMGOLD during 2010 marginally increased to 0.58, compared to 0.54 in 2009. In 2010, in recognition of its Zero Harm vision of maintaining the highest standards in human health, environmental protection and community support, IAMGOLD was the recipient of the Corporate Social Responsibility award at the Corporate and Community Social Responsibility Conference. IAMGOLD placed third among companies in all industries of the S&P/TSX 60 in the Globe and Mail’s 2010 CSR rankings. In March 2011, IAMGOLD also received the 2011 Environmental and Social Responsibility Award from the Prospectors and Developers Association of Canada (“PDAC”).

Despite the Company’s strong focus on safety, in 2010 an employee died as a result of an accident at the Niobec mine in the Canadian province of Quebec, followed by the death in early 2011 of an employee of one of the Company’s contractors at the Rosebel mine in Suriname. Management deeply regrets this loss of life and has extended support to their families. Zero Harm is the only acceptable objective.

For 2010, IAMGOLD reported strong gold production, the key driver behind record highs in revenues, net earnings and operating cash flow. The Company posted revenues of $1.17 billion. Net earnings of $279.8 million ($0.75 per share) during 2010 increased by 145% compared to 2009. Adjusted net earnings2 of $285.7 million ($0.77 per share) during 2010 increased by 68% compared to 2009. Operating cash flow of $415.1 million ($1.12 per share3) was used in part to reinvest in the Company’s expansion plans and further strengthened its liquidity to fund the future pipeline of projects.

IAMGOLD posted a record quarter for gold attributable production in the third quarter of 2010, which was followed by higher production in the fourth quarter with 315,000 ounces produced, including 80,000 ounces from the new Essakane operation. Attributable gold production of 967,000 ounces and cash cost2 of $574 per ounce during 2010 were in line with the Company’s guidance. The fouth quarter results further support the Company’s view that it will produce between 1.1 million and 1.2 million ounces in 2011.

With the successful start-up of the Essakane mine in Burkina Faso on July 16, 2010, IAMGOLD added another low-cost mine, of which the Company is the majority owner and operator. The Essakane mine was the first development project that the Company took into production, proving the strength of the Company’s development team as the project was delivered ahead of schedule and effectively on plan.

The Company demonstrated its focus on profitable growth with the following initiatives in 2010:

•	The Company launched a feasibility study to review the expansion of the Essakane mine to capitalize on promising near-mine exploration results.

•	At Rosebel, innovative production expansion and cost containment initiatives, particularly the additional leach tank project to improve mill recoveries.

•	At Niobec, mill expansion and paste backfill plant.

1 The DART rate refers to the number of Days Away, Restricted Duty or Job Transfer incidents that occur per 100 employees.

2 Adjusted net earnings and adjusted net earnings per share, cash cost per ounce, and niobium operating margin are non-GAAP financial measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

3 Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

•

The completion of a feasibility study on the Sadiola sulphide initiative and, pending review by all of the project’s partners, a construction decision that is expected to be made in the first half of 2011.

•

The Company has numerous projects underway and is pursuing additional advance exploration opportunities to continue to provide a strong avenue for future growth. Near-mine exploration and resource development expenditures included:

•	A resource expansion and delineation drilling program of more than 94,000 metres at Rosebel;

•	A drill delineation program of more than 40,000 metres at Essakane; and

•	An exploration and resource delineation drilling program for more than 74,000 metres at the Westwood project in the Canadian province of Quebec.

•	Westwood and Essakane were granted their ISO 14001 Environmental Management System certification, tangible examples of IAMGOLD’s commitment to continuous improvement in all aspects of its work.

•	Development continues at the Westwood project. Shaft sinking achieved a depth of 1,063 metres at year end, and the project continues on plan to production in early 2013.

•	Disposing of non-strategic assets. In February 2011, the Company sold its interest in the La Arena project for $49 million.

IAMGOLD remains focused on growth and improving value for its stakeholders. In 2011, the Company will continue its strategy of expanding existing operations as the most cost effective way to grow while aggressively looking for new opportunities. The IAMGOLD exploration group remains focused on select underexplored regions, where there is good potential to discover long-life assets, and targets ore bodies annually. With an interest in more than 20,000 square kilometres of mineral lands in nine countries in West Africa and the Americas, the Company will continue to maintain a robust pipeline of highly prospective exploration projects. In addition, IAMGOLD will pursue strategic relationships to unlock value within its existing portfolio of assets and to target new opportunities.

The Company also continued to expand its reserves and resource base through exploration and through various initiatives to drive efficiency. The continued exploration focus on organic growth from the Company’s owned and operated sites was instrumental in gold reserves increasing by 13% to 16.4 million ounces. IAMGOLD was also focused on driving efficiency through expansion of production capabilities, new mining processes and continued analysis on cost drivers. These initiatives also benefited the Company’s non-gold asset, Niobec, with reserves expansion of 62.5 million kilograms (34%) and a new estimated mine life in excess of 20 years.

A Memorandum of Understanding (“MOU”) signed with China National Gold Group Corporation (“China Gold”) on March 7, 2011 is an example of the options IAMGOLD is considering to expand its resources in support of its strategy. This MOU confirms the mutual intention of IMG and China Gold to cooperate in the pursuit and development of mineral deposits in the regions of IAMGOLD’s focus. Also, IAMGOLD continues to assess the potential of its non-gold assets and ways to unlock the hidden value of Niobec, a 100%-owned niobium mine in the province of Quebec.

With the continued hard work and dedication of people in the Company, IAMGOLD is confident that 2011 will be the year it continues to unlock value.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Overview

IAMGOLD is an established mining and exploration company. IAMGOLD’s interests include eight operating gold mines and a niobium producer, a diamond royalty, and exploration and development projects located in Africa and the Americas. IAMGOLD’s growth plans are strategically focused in West Africa, select countries in South America and in the Canadian provinces of Ontario and Quebec. The Essakane project began commercial production on July 16, 2010. The Company’s advanced exploration and development projects include the Westwood project in Canada and the Quimsacocha project in Ecuador.

The following table highlights the Company’s percentage ownership share of producing mines and major exploration and development projects (“E&D”).

Site	Operator	Reporting Segment	Geographic Location	IAMGOLD Share
				2010	2009	2008
Rosebel mine	IAMGOLD	Gold	Suriname	95%	95%	95%
Essakane mine(a)	IAMGOLD	Gold	Burkina Faso	90%	90%	—
Doyon division(b)	IAMGOLD	Gold	Canada	100%	100%	100%
Sleeping Giant mine(c)	IAMGOLD	Gold	Canada	—	—	100%
Mupane mine	IAMGOLD	Gold	Botswana	100%	100%	100%
Niobec mine	IAMGOLD	Non-gold	Canada	100%	100%	100%
Quimsacocha project	IAMGOLD	E&D	Ecuador	100%	100%	100%
Joint Ventures:
Sadiola mine(d)	AngloGold Ashanti	Gold	Mali	41%	41%	38%
Yatela mine	AngloGold Ashanti	Gold	Mali	40%	40%	40%
Working Interests:
Tarkwa mine	Gold Fields Limited	Gold	Ghana	18.9%	18.9%	18.9%
Damang mine	Gold Fields Limited	Gold	Ghana	18.9%	18.9%	18.9%

(a)	The construction of the Essakane mine was completed in 2010, and commercial production began on July 16, 2010.
(b)

The Doyon division includes the Doyon mine, the Mouska mine and the Westwood project. The Doyon mine operation ended in December 2009. The Westwood project is planned for commercial production in early 2013.

(c)	The Sleeping Giant property and all the related infrastructure assets were sold in October 2008 after reserves were depleted.
(d)	On December 29, 2009, the Company purchased an additional 3% interest, increasing the Sadiola joint venture ownership interest to 41%.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

2010 Highlights

Financial Results and Position

•	Record results for net earnings, adjusted net earnings and operating cash flow in 2010.

•	Net earnings for 2010 were $279.8 million ($0.75 per share), increased by 145% compared to $114.1 million ($0.32 per share) in 2009.

•	Adjusted net earnings[1] of $285.7 million ($0.77 per share1), increased by 68% from $170.0 million ($0.48 per share) in 2009.

•	Operating cash flow of $415.1 million ($1.12 per share2), increased by 62% compared to $257.0 million ($0.73 per share) in 2009.

•

The Company’s financial position has improved with $761.3 million in available liquidity compared to $440.1 million at the end of 2009, reflecting an increase mainly due to the impact of the Essakane mine now fully operational and the increase in availability under the credit facility. Cash, cash equivalents and gold bullion (at market) were $411.3 million and availability under the credit facility was $350.0 million at December 31, 2010.

•	Tenth straight annual dividend increased to $0.08 per share in 2010, with $29.8 million paid in January 2011.

•	On February 9, 2011, IAMGOLD received $49 million for the sale of its La Arena project.

•

On February 24, 2011, IAMGOLD entered into an agreement for a private placement of flow-through shares. The issuance of 1.7 million shares at a price of $25.48 per share raised gross proceeds of C$43.3 million.

Production and Cash Costs

Gold Operations

•	Gold production of 967,000 ounces, increased by 3% from production of 939,000 ounces in 2009.

•	Weighted average cash cost[1] of $574 per ounce, compared to $461 per ounce in 2009.

•

Annual cash costs at IAMGOLD’s operating sites (Rosebel, Essakane, Mupane and the Doyon division) were $525 per ounce in 2010, compared to $657 per ounce for the Company’s joint ventures and working interests (Sadiola, Yatela, Tarkwa and Damang).

•

Production at Essakane began on July 16, 2010. Total attributable production in 2010 was 122,000 ounces at a cash cost[1] of $429 per ounce. Throughput continued to ramp up with 22,000 tonnes per day in December 2010 and is in line with its goal of 25,000 tonnes per day while processing soft rock.

Niobium Operation

•	Strong niobium production of 4.4 million kilograms in 2010, 7% higher than production in 2009, and an operating margin[1] of $18 per kilogram, compared to $20 per kilogram in 2009.

Exploration

•

Exploration expenditures of $86.3 million in 2010 included accelerating work on promising results at the Company’s joint ventures in West Africa and the Charmagne discovery in Suriname. These successes supported supplemental funding approval for both near-mine exploration and greenfield exploration in 2010 and aggressive programs planned for 2011.

[1]

Adjusted net earnings, adjusted net earnings per share, cash cost per ounce and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Reserves

•	The proactive exploration program at IAMGOLD resulted in increases in reserves and resources.

•	Gold proven and probable reserves increased by 1.9 million ounces, or 13%, to 16.4 million ounces compared to the prior year.

•	Niobium proven and probable reserves increased by 34% to 243.8 million kilograms of contained niobium pentoxide (Nb2O5) compared to the prior year.

Development Projects

•

The Westwood project in the province of Quebec is on track to commence commercial production in early 2013. Shaft sinking achieved a depth of 1,063 metres by the end of 2010. On February 24, 2011, IAMGOLD entered into an agreement for a private placement of flow-through shares. The issuance of 1.7 million shares at a price of $25.48 per share raised gross proceeds of C$43.3 million. The funds raised through this flow-through share issuance will be used on prescribed resource expenditures at the Westwood site.

•	The Sadiola sulphide project feasibility study was completed, and a construction decision is expected to be made in the first half of 2011.

•

On February 9, 2011, IAMGOLD received $49 million in cash from Rio Alto Mining Limited (“Rio Alto”) for the sale of its La Arena development project. In addition, as part of the option and earn-in agreement in June 2009, IAMGOLD received 8 million shares of Rio Alto with an approximate market value of $18 million as at March 22, 2011.

Commitment to Zero Harm Continues

•

In 2010, IAMGOLD was awarded the Corporate Social Responsibility award at the Corporate and Community Social Responsibility Conference for its Zero Harm vision of maintaining the highest standards in human health, minimizing the impact on the environment, and working co-operatively with host communities.

•

In March 2011, IAMGOLD received the 2011 Environmental and Social Responsibility Award from the Prospectors and Developers Association of Canada (“PDAC”). This award recognizes accomplishment in environmental protection and in developing good community relations in the mining sector. According to PDAC, IAMGOLD is being recognized and honoured for its commitment to excellence in environmental stewardship, community engagement, and health and safety in its exploration projects and operating mines in Africa, South America and Quebec. The Company is particularly commended for having been placed as the top extractive company and third overall in the Globe and Mail’s ranking of Canada’s largest companies by environmental and social and governance performance.

•	The frequency of all types of serious injuries (measured as DART rate1) across IAMGOLD during 2010 increased marginally to 0.58, compared to 0.54 in 2009.

•

The Company is committed to connecting its Zero Harm vision to performance and regrets the tragic deaths of an employee at the Niobec mine in the province of Quebec in 2010 and, more recently, an employee of a contractor at the Company’s Rosebel mine in Suriname.

•

The importance of continually striving for Zero harm is a core value for IAMGOLD. The Company strives to eliminate all injuries through programs that reinforce the importance of constant vigilance in the workplace and the adoption of safe work practices. IAMGOLD has recently joined the Mining Safety Roundtable, an industry forum for the industry’s leaders who are most focused on safety.

[1]	The DART rate refers to the number of Days Away, Restricted Duty or Job Transfer incidents that occur per 100 employees.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

2011 Outlook

IAMGOLD is also providing its guidance for production for the years 2011 through 2013 for the mines it operates (i.e., excluding the Company’s joint ventures at Sadiola and Yatela in Mali and working interests in Tarkwa and Damang in Ghana).

	2010 Actual	2011 Forecast	2012 Forecast	2013 Forecast
Attributable gold production (000 oz) Mines owned and operated by IAMGOLD
Rosebel	395	360–380	390–410	360–380
Essakane	122	370–390	310–330	380–400
Mouska (a)	33	25–30	—	30–35
Westwood	—	—	—	130–150
Mupane	57	55–60	40–45	15–25

	607	810–860	740–785	915–990
Other joint ventures and working interests in Africa	360	290–340	(b)	(b)

Total attributable production	967	1,100–1,200	(b)	(b)

Cash cost ($/oz of gold)[1]	574	565–595	(b)	(b)

Average gold price ($/oz)	1,252	1,300	1,250	1,150
Average foreign exchange rate (C$/US$)	1.03	1.00	1.05	1.05
Average foreign exchange rate (US$/€)(c)	1.33	1.35	1.35	1.30

Niobium production (millions of kilograms)
Niobec	4.4	4.5–5.0	4.5–5.0	4.5–5.0

Operating margin ($/kg Nb)[1]	18	15–17	16–18	16–18

(a)	In 2012, the mill will be shut down and refurbished in preparation for processing ore from Westwood. All ore mined at Mouska in 2012 will be processed in 2013.

(b)	Updated forecasts for 2012 and 2013 are not yet available.

(c)	Applies to the Essakane mine.

Attributable Gold and Niobium Production

The 2011 production level reflects full-year production at Essakane. This production level will be partially offset mainly by the harder ore anticipated with lower grades at Rosebel.

Niobium production at Niobec is expected to be between 4.5 million and 5.0 million kilograms with an operating margin1 in a range of between $15 and $17 per kilogram. The expected 2011 production level increase is due to the impact of the mill expansion and paste backfill initiatives, partially offset by lower grade. The expected reduction in the operating margin in 2011 compared to 2010 is a result of ramp up mining of lower block and the addition of paste backfilling cost in 2011.

[1]

Cash cost per ounce and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Cash Cost per Ounce of Gold

The Company’s cash cost1 per ounce of gold in 2011 is expected to be between $565 and $595 per ounce, which is a level similar to that of 2010 despite pressure on costs from three end-of-life mines (Mouska, Mupane and Yatela), lower grades, higher labour and energy costs as well as higher royalties from higher gold prices. This pressure on costs will be partially offset by expected higher production and the positive impact of low cash cost at Essakane.

As gold prices rise, lower grades of ore become economic to mine. By choosing to mine these lower-grade deposits of the ore body and managing the cut-off grade, the Company can mine previously uneconomical portions of its resource base, increase the yield from the ore bodies and extend the life of the mines. Notwithstanding increased costs per unit of production, this yields positive cash flow for the Company. IAMGOLD’s continuous improvement programs and cost control efforts focus on aggressively managing unit operating costs (such as cost per tonne mined and cost per tonne milled) and increasing productivity at the operating sites. Increases in the gold price and increased royalty rates have driven higher royalty amounts.

The current financial market volatility may affect future cash costs either positively or negatively through changes in gold price, oil price, overall operating costs and currency rates. Changes in these assumptions may have a material impact on cash costs, results of operations and overall financial position of the Company. Actual results may vary significantly from guidance. The following table provides estimated sensitivities around certain inputs that can affect the Company’s operating results, based on the Company’s guidance for 2011.

	Change of	Impact on the Annualized 2011 Cash Cost by $/oz
Gold price	$50/oz	$3
Oil price	$10/barrel	$6
Canadian dollar per U.S. dollar	$0.10	$3
Euro per U.S. dollar	$0.10	$5

As part of the Company’s focus on managing costs, the Company actively engages in hedging its exposure to fuel price volatility, aluminum price volatility and foreign exchange rate volatility.

Capitalized Mining Assets, Exploration and Development Expenditures

The Company plans to continue making significant investment in mine development and exploration in 2011. Capital expenditures of $460.0 million are projected in 2011. The primary focus of the 2011 capital program is on the brownfield growth opportunities at its core platform of gold mines, including extensions of the Rosebel and the Essakane gold mines and the continued development of the Westwood gold project for start-up in 2013. It also includes the continued underground expansion of the Niobec niobium mine. Management is confident that superior returns will be generated by reinvesting in these brownfield opportunities, which will expand and extend the Company’s long-life, lower-cost mines where IAMGOLD is the operator.

Planned capital expenditures for 2011 assume favourable outcomes for the feasibility study to expand Essakane and for the feasibility study to mine and process the underlying sulphide ore at the Sadiola mine. In addition, IAMGOLD has undertaken a feasibility study to expand the plant capacity at the Rosebel mine in Suriname.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

The following table shows the site allocation of IAMGOLD’s planned capital expenditures for 2011, 2012 and 2013.

	Planned Capital Expenditures ($ millions)			Details
	2011	2012	2013

Westwood	146	132	54	The mine remains on track for start-up in early 2013. These expenditures will be for deepening the shaft and developing drift levels for future mining.

Essakane	139	191	25	A favourable outcome to the current feasibility study is assumed for expansion construction to start in the second half of 2011.

Rosebel	95	38	23	Primarily for new equipment, sustaining capital, engineering and civil work related to an expansion and resource development.

Niobec	39	20	13	This capital budget is to be allocated to sustaining capital, underground development, a pumping station and water treatment.

Sadiola (41%)	22	98	92	This assumes a favourable outcome of the current feasibility study of the sulphide project.

Mupane	4	5	—	For sustaining capital and resource development.

Other	15	16	13

Total	460	500	220

Planned capital expenditures of $460.0 million in 2011 include $41.2 million of capitalized exploration expenditures mainly related to near-mine development sites. In addition, the Company plans to incur $50.9 million of exploration expenses in 2011. Total of near-mine and greenfield exploration planned expenditures in 2011 is $92.1 million with drilling of over 500,000 metres. The Company plans to test more than 18 grassroots projects in Senegal, Mali, Colombia, Peru, Brazil and the Canadian province of Quebec. Refer to the Exploration section of this MD&A for more information.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Financial Results

Revenues in 2010 reached a record $1,167.2 million, a 28% increase from $914.3 million in 2009, primarily due to higher gold prices. The average realized gold price in 2010 for IAMGOLD’s operations and joint ventures rose 31% compared to 2009, and the number of ounces of gold sold increased by 2%.

In 2010, net earnings were $279.8 million ($0.75 per share), compared to $114.1 million ($0.32 per share) in 2009. Adjusted net earnings1 of $285.7 million ($0.77 per share1) increased by 68% compared to adjusted net earnings of $170.0 million ($0.48 per share) in 2009. The impact of higher sales and gold prices was partially offset by increases in mining costs and income and mining taxes.

Operating cash flow in 2010 was $415.1 million ($1.12 per share2), an increase of 62% compared to $257.0 million ($0.73 per share2) in 2009. The increase is mainly due to increased sales partially offset by higher mining costs and income and mining taxes.

Financial Position

The Company’s cash, cash equivalents and gold bullion (at market value) position has improved with $411.3 million available at December 31, 2010, compared to $300.1 million at the end of 2009. During 2010, cash and cash equivalents increased mainly due to record cash flow from operating activities, partially offset by capital expenditures in mining assets and exploration and development projects.

As at December 31, 2010, $350.0 million of unused credit remained available under the Company’s credit facility. The credit facility amount was increased on March 25, 2010 from a $140.0 million secured revolving credit facility to a $350.0 million unsecured revolving credit facility. In addition, on April 23, 2010, the Company entered into a $50.0 million revolving facility for the issuance of letters of credit.

In 2010, the Company issued flow-through shares with gross proceeds of C$41.5 million to fund prescribed resource expenditures on the Westwood project. The Company’s warrants were also exercised in August 2010, resulting in the issuance of 160,000 shares for gross proceeds of C$2.4 million. In addition, on February 24, 2011, IAMGOLD entered into an agreement for a private placement of flow-through shares. The issuance of 1.7 million shares at a price of $25.48 per share raised gross proceeds of C$43.3 million. On February 9, 2011, IAMGOLD received $48.8 million for the sale of its La Arena project.

In 2011, the Company plans to incur $460.0 million in capital expenditures and approximately $51.0 million in exploration expenses. With strong cash, cash equivalents and gold bullion positions, the available credit facility and expected operating cash flows, the Company has the financial capacity to fund the continuing 2011 requirements of exploration and development projects and expansion of existing operations.

[1]

Adjusted net earnings, adjusted net earnings per share, cash cost per ounce and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

[2]

Operating cash flow per share is a non-GAAP measure and is calculated by dividing the consolidated cash flow from operating activities by the weighted average number of common shares outstanding in the period.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Gold Production and Cash Cost

Gold production for 2010 was 967,000 attributable ounces at an average cash cost1 of $574 per ounce, compared to 939,000 attributable ounces at an average cash cost of $461 per ounce in 2009.

The 3% increase in production was mainly the result of the beginning of commercial production at the Essakane mine on July 16, 2010 and higher throughput at the Tarkwa, Rosebel and Mupane mines, partially offset by the closure of the Doyon mine in December 2009, the mining of the Mouska mine at a reduced rate in 2010, and lower grades and production at the Sadiola and Yatela mines.

The 2010 annual average cash cost1 of $574 per ounce has increased by $113 per ounce from $461 per ounce in 2009 mainly due to lower grades, higher energy costs, and higher royalties of $13 per ounce.

Average annual cash costs at IAMGOLD-operated sites (Rosebel, Essakane, Mupane and the Doyon division) were $525 per ounce during 2010, an increase of 16% compared to $453 per ounce during 2009. The weighted average cash cost for IAMGOLD’s two main operations (Rosebel and Essakane) was $471 per ounce in 2010. Cash costs for the Company’s joint ventures and working interests (Sadiola, Yatela, Tarkwa and Damang) were $657 per ounce during 2010, an increase of 39% compared to $473 per ounce during 2009.

Niobium Production and Operating Margin

Niobium production increased in 2010 compared to 2009, resulting primarily from higher throughput. The site successfully completed the paste backfill project and the mill expansion project in the second and third quarters of 2010, respectively.

The operating margin per kilogram of niobium1 decreased by $2 per kilogram during 2010 compared to 2009 as a result of commissioning of the paste backfill system, the strengthening in the Canadian dollar and higher prices and volumes of aluminum used in processing. The paste backfill process will enable near complete extraction of the ore body including areas with lower grades, impacting mining costs and operating margin, but significantly improving total cash flow over the life of the mine.

[1]

Cash cost per ounce and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Development Projects

In 2010, the Company’s total development project expenditures were $260.7 million, mainly related to Essakane in Burkina Faso and Westwood in northern Quebec. The development projects are summarized below. Refer to the Development section for more information.

Burkina Faso – Essakane mine – Achieved commercial production effective July 16, 2010

Construction of the Essakane mine has been completed, and production began on July 16, 2010. Final costs for the construction of the project totaled $464.8 million, which was on plan.

Canada – Westwood project – On schedule for early 2013

Completion of the Westwood project is on schedule with commercial production planned for early 2013. Project expenditures in 2010 totaled $94.9 million, with significant infrastructure preparation and construction. Shaft sinking has reached 1,063 metres, compared to the 1,220 metres expected during the year, mainly due to redesign, including the excavation of a loading station at a higher level than originally planned. More excavation has also been completed on level 60-0 and 84-0. Significant exploration and resource delineation drilling programs resulted in over 74,000 metres of drilling in 2010.

In 2011, significant progress is expected to continue, including the following main activities: completing the construction of the surface waste silo to allow ore development to begin by the end of 2011, achieving the current shaft sinking plan (1,560 metres by end of 2011), commencement of a refurbishment project on the Doyon mill, and carrying out an 82,000-metre infill and step-out drilling program for resource development.

South America – Ecuador – Quimsacocha project

The Company has obtained the requisite permits to allow the use of reservoir water for exploration and feasibility work. Regular contact and dialogue is maintained with senior government officials in order to obtain clarity on fiscal and other matters. A model mining contract, which is expected to clarify some of these issues, is being developed by the Ecuadorian government. Assessment of the project’s financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. The Company plans to determine whether the new contract model and the government’s position offer flexibilities that will allow advancement of the project.

Exploration

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, and the province of Quebec in Canada. With a strategic mandate for organic growth, the Company has numerous projects underway and continues to pursue additional advanced exploration joint ventures and acquisition opportunities that will strengthen the foundation for future growth.

In 2010, IAMGOLD incurred $86.3 million on exploration projects, a 35% increase from $63.8 million in 2009. The 2010 expenditures included:

•

near-mine exploration and resource development expenditures of $48.7 million including a resource expansion and delineation drilling program of more than 94,000 metres at Rosebel in Suriname for $14.7 million, a drill delineation program of more than 40,000 metres at Essakane in Burkina Faso for $13.4 million, and an $8.7 million exploration and resource delineation drilling program of more than 74,000 metres at the Westwood development project in the province of Quebec; and

•

greenfield exploration of $37.6 million conducted at 16 projects, including two advanced exploration sites, in 10 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

Refer to the Exploration section for more information.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Reserves and Resources

IAMGOLD’s Share	2010	Change	2009	Change	2008
Gold (000 attributable oz contained)
Total proven and probable mineral reserves	16,431	13%	14,508	17%	12,408
Total measured and indicated mineral resources (1)(2)	21,419	8%	19,851	(25)%	26,414
Total inferred resources	8,032	(10)%	8,890	16%	7,692

Niobium (millions of kg Nb2O5 contained)
Proven and probable reserves	243.8	34%	181.3	32%	137.8
Measured and indicated resources (1)(2)	243.8	34%	181.3	32%	137.8
Inferred resources	316.3	44%	219.1	32%	165.5

(1)	Measured and indicated resources are inclusive of proven and probable reserves.
(2)	In mining operations, measured and indicated resources that are not mineral reserves are considered uneconomic at the price used for reserves estimations.

For assumptions used to determine reserves and resources, refer to the section on Critical Accounting Estimates section in this MD&A. For more information, also refer to the Company’s 2010 annual report and the Company’s website, www.iamgold.com.

Record Reserves

In 2010, the proactive exploration program at IAMGOLD resulted in the following positive results:

•

Total attributable proven and probable gold reserves increased by 13% or 1.9 million ounces (net of depletion) to 16.4 million ounces of gold at the end of 2010, primarily due to an increase of 1.1 million ounces or 22% at the Rosebel mine, and an increase of 0.8 million ounces or 58% at the Sadiola mine.

•

Total attributable measured and indicated resources (inclusive of reserves) increased by 8% or 1.6 million ounces (net of depletion) to 21.4 million ounces of gold at the end of 2010, mainly due to increases at Rosebel and Sadiola.

•

Total proven and probable mineral reserves of niobium have increased by 34% to 243.8 million kilograms of contained Nb2O5 as a result of infill drilling and underground development that permitted the conversion of inferred to indicated and measured mineral resources.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

ATTRIBUTABLE GOLD PRODUCTION AND CASH COST PER OUNCE

The table below presents the gold production attributable to the Company along with the weighted average cash cost per ounce of production.

	Gold Production			Total Cash Cost[1]
	2010	2009	2008		2010		2009		2008

	000 oz	000 oz	000 oz	$	/oz	$	/oz	$	/oz
IAMGOLD Operator
Rosebel (95%)	395	392	315		484		396		466
Essakane (90%)	122	—	—		429		—		—
Doyon division (100%)	33	109	118		655		524		548
Mupane (100%)	57	51	101		941		735		367
Sleeping Giant (100%)	—	—	69		—		—		303

	607	552	603		525		453		447

Joint Ventures and Working Interests
Sadiola (41%)(a)	118	135	172		653		483		389
Yatela (40%)	60	89	66		780		339		514
Tarkwa (18.9%)	139	125	119		605		513		521
Damang (18.9%)	43	38	37		662		619		676

	360	387	394		657		473		477

Total	967	939	997		574		461		459

(a)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.

The following table details the royalty expense included in cash costs.

Cash Cost per Ounce of Gold[1]	2010		Change	2009		Change	2008
	$	/oz		$	/oz		$	/oz
Cash cost excluding royalties		519	24%		419	4%		403
Royalties		55	31%		42	(25)%		56

Cash cost		574	25%		461	—		459

In 2010, IAMGOLD’s attributable gold production increased by 28,000 ounces, or 3%, compared to 2009.

The increase in production was a result of:

•	ramp-up of production at Essakane after achieving commercial production on July 16, 2010, and

•	higher throughput at Tarkwa, Rosebel and Mupane,

partially offset by:

•	closure of the Doyon mine in December 2009 and mining the Mouska mine at a reduced rate in 2010, and

•	lower grades at Sadiola and Yatela.

The 2010 annual consolidated average cash cost of $574 per ounce has increased by $113 per ounce from $461 per ounce in 2009 mainly due to lower grades, higher energy costs, and higher royalties of $13 per ounce. Increases in the gold price resulted in increased royalty rates and increased price-driven royalty amounts.

[1]	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

As gold prices rise, lower grades of ore become economic to mine. By choosing to mine these lower grade zones of the ore body and managing the cut-off grade, the Company can mine previously uneconomical portions of its resource base, increase the yield from the ore bodies and extend the life of the mines. Notwithstanding increased costs per unit of production, this yields positive cash flow for the Company. IAMGOLD’s continuous improvement programs and cost control efforts focus on aggressively managing unit operating costs (such as cost per tonne mined and cost per tonne milled) and increasing productivity at the operating sites. Increases in the gold price and increased royalty rates have driven higher royalty amounts.

NIOBIUM PRODUCTION, SALES AND OPERATING MARGIN

	2010	Change	2009	Change	2008
Operating Results – Niobium Mine
Niobium production (millions of kg Nb)	4.4	7%	4.1	(7)%	4.4
Niobium sales (millions of kg Nb)	4.3	(2)%	4.4	5%	4.2
Operating margin ($/kg Nb)(a)	18	(10)%	20	5%	19

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Niobium production increased in 2010 by 7% compared to 2009, as a result of the successful completion of the mill expansion in the third quarter of 2010.

The operating margin per kilogram of niobium decreased by $2 per kilogram during 2010 compared to 2009, the result of commissioning the paste backfill system, the strengthening in the Canadian dollar, and higher prices and volumes of aluminum used in processing. The paste backfill process will enable near complete extraction of the ore body including areas with lower grades, impacting mining costs and operating margin, but significantly improving total cash flow over the life of the mine.

ATTRIBUTABLE GOLD SALES VOLUME AND REALIZED GOLD PRICE

The following table presents the total ounces of gold sold and the realized gold price per ounce.

	Gold Sales			Realized Gold Price
	2010	2009	2008		2010		2009		2008

	000 oz	000 oz	000 oz	$	/oz	$	/oz	$	/oz
IMG operator	619	557	603		1,271		951		842
Joint ventures	176	224	238		1,211		973		874
Working interests	182	163	156		1,225		973		874

Total(a)	977	944	997		1,252		960		855

(a)	Attributable sales volume for 2010, 2009 and 2008 was 945,000 ounces, 925,000 ounces and 981,000 ounces, respectively, after taking into account 95% of the Rosebel sales and 90% of the Essakane sales.

Gold sales volumes increased in 2010 compared to 2009, mainly due to higher sales at Rosebel, commencement of commercial production at Essakane and higher production and sales at Tarkwa and Damang. The average spot gold price on the London Metal Exchange for 2010 was $1,225 per ounce, versus $972 per ounce in 2009.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

OPERATIONS SUMMARY

One of IAMGOLD’s objectives is to improve and maximize its mining operations performance. The Company’s 2010 operations are summarized below. For more information, refer to detailed operations information in this MD&A.

ROSEBEL MINE, SURINAME

Rosebel achieved record gold production in 2010, which was higher by 1% than in 2009. This strong production level was achieved as the result of record throughput levels, higher productivity and operational efficiencies, despite lower grades and a difficult rainy season. Moreover, the fourth quarter benefited from increased recoveries resulting from the commissioning of additional leach tanks.

Cash costs per ounce1 increased by 22% in 2010 compared to 2009, primarily due to higher energy, labour and consumables costs, and higher royalties due to rising gold prices. In addition, grades were lower as the mine was unable to access higher grades in previous quarters of the year due to higher precipitation levels in the rainy season.

In 2011, the Company began another expansion at Rosebel. The expansion will result in additional grinding capacity to allow mill throughput to be maintained between 12 million and 14 million tonnes per year, offsetting the impact of processing increased hard rock volumes. The expansion essentially brings gold production forward in time and reduces long-term fixed costs by reducing the currently planned mine life.

ESSAKANE MINE, BURKINA FASO

Essakane gold mine achieved commercial production effective July 16, 2010. Attributable production during 2010 was 122,000 ounces. Attributable production nearly doubled during the fourth quarter over the third quarter of 2010 despite a two-week shutdown in November caused by an electrical failure at the SAG mill. Cash costs1 since the beginning of commercial production were $429 per ounce, compared to life-of-mine estimate of between $400 and $410 per ounce.

A feasibility study to expand the mine is currently in progress and is expected to be completed in the third quarter of 2011. The study is expected to demonstrate that the hard rock capacity of the mill could be expanded to process 10.8 million tonnes per year, compared to the current estimate of 5.4 million tonnes per year. The expectation is for life-of-mine average annual gold production of between 450,000 and 470,000 ounces (on a 100% basis), compared to the current estimate of 315,000 ounces. The current mine plan includes processing soft rock for the first three years at a rate of 9.0 million tonnes per year, followed by processing hard rock for approximately nine years.

DOYON DIVISION, CANADA

Gold production at the Doyon division declined in 2010 compared to 2009, reflecting the closure of the Doyon mine in December 2009 and the reduced production at the Mouska mine as it nears the end of its life. As a cost reduction initiative, the ore mined from Mouska during the first eight and a half months of 2010 was stockpiled and batch processed starting mid-September and completed in December.

Cash costs per ounce1 increased during 2010 compared to 2009, largely due to lower production, higher royalties due to higher gold prices, and the impact of a stronger Canadian dollar on the operation.

MUPANE MINE, BOTSWANA

Gold production at Mupane increased in 2010 by 12% compared to 2009. The increase was the result of higher throughput levels with improved performance of the ball mill in the current year, which was unavailable for the second half of 2009. Cash costs per ounce1 during 2010 rose mainly due to higher mining and energy costs. This is the result of more volume of material mined coupled with longer hauling distances from more distant pits and higher diesel fuel prices.

[1]	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

SADIOLA MINE, MALI

Attributable gold production for 2010 was down by 13% compared to 2009, mainly due to lower gold grades. The lower grades are the result of satellite pits being mined following the completion of mining at the main Sadiola pit.

Cash costs per ounce1 of gold were higher in 2010 compared to 2009 due to the lower production from lower grades, higher energy costs, a higher labour mining contract, and increased royalties from higher realized gold prices.

The feasibility study on the sulphide project to expand the processing facility to process hard rock in conjunction with soft rock was completed in 2010. A construction decision is expected in the first half of 2011.

YATELA MINE, MALI

Attributable gold production for 2010 decreased by 33% compared to 2009. The reduced production resulted from significantly lower gold grades as mining shifted from the bottom of the main pit in early 2010 to a longer-haul satellite pit.

Cash costs per ounce1 were sharply higher in 2010 compared to 2009, primarily as a result of lower production, higher waste stripping and material mined, higher energy costs, a higher labour mining contract, and higher royalties due to rising gold prices.

TARKWA MINE, GHANA

Attributable gold production for 2010 increased by 11% compared to 2009. This increase was a result of higher throughput at the CIL plant.

Cash costs per ounce1 of gold increased in 2010 by 18% compared to 2009. Cash costs increased due to higher energy and contractor costs and increased royalties from higher gold prices.

DAMANG MINE, GHANA

Attributable gold production in 2010 increased by 13% compared with the previous year. This was a result of higher mill throughput due to the commissioning of the secondary crusher and processing of higher grade ore.

Cash costs per ounce1 in 2010 were higher by 7% compared to 2009 due to higher energy and contractor costs and increased royalties from higher gold prices.

NIOBIUM OPERATION

Niobium production increased in 2010 by 7% compared to 2009 as a result of the successful completion of the mill expansion in the third quarter of 2010.

As expected, the inclusion of the paste backfill process starting during the second quarter of 2010 lowered operating margin per kilogram of niobium1 in 2010. Paste backfill enables near complete extraction of the ore body including areas with lower grades, impacting mining costs and operating margin, but significantly improving total cash flow over the life of the mine. In addition, the operating margin per kilogram of niobium was adversely impacted by the stronger Canadian dollar and higher aluminum prices and volumes compared to the same periods in 2009.

The 34% increase in niobium reserves in 2010, together with a deposit that remains open at depth, reinforces the Company’s strategy to unlock the value of this asset.

[1]

Cash cost per ounce and operating margin per kilogram of niobium at the Niobec mine are a non-GAAP measures. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

SUMMARIZED FINANCIAL RESULTS

(in $ millions)	As at December 31 2010	Change	As at December 31 2009
	$		$
Financial Position
Cash and cash equivalents, and gold bullion
• at market value	411.3	37%	300.1
• at cost	311.2	34%	231.8
Total assets	3,494.9	17%	2,996.8
Shareholders’ equity	2,775.8	15%	2,416.7

(in $ millions, except where noted)	2010	Change	2009	Change	2008
Results of Operations	$		$		$
Revenues	1,167.2	28%	914.3	5%	869.6
Mining costs	570.6	28%	446.8	(1)%	452.0
Depreciation, depletion and amortization	132.7	(14)%	153.8	(9)%	169.6

Earnings from mining operations	463.9	48%	313.7	26%	248.0
Earnings from working interests	56.5	57%	36.0	48%	24.3

Total earnings from operations and working interests[1]	520.4	49%	349.7	28%	272.3

Net earnings (loss)	279.8	145%	114.1	n/a	(9.9)
Basic and diluted net earnings (loss) per share ($/share)	0.75	134%	0.32	n/a	(0.03)

Adjusted net earnings[2]	285.7	68%	170.0	58%	107.8
Basic and diluted adjusted net earnings per share[2] ($/share)	0.77	60%	0.48	33%	0.36

Cash Flows
Operating cash flow	415.1	62%	257.0	—	258.2
Operating cash flow per share[1] ($/share)	1.12	53%	0.73	(16)%	0.87
Dividend declared per share ($/share)	0.08	33%	0.06	—	0.06

Key Operating Statistics
Gold mines (including working interests)
Gold sales (000 oz)	977	3%	944	(5)%	997
Average realized gold price ($/oz)	1,252	30%	960	12%	855
Attributable gold produced (000 oz)	967	3%	939	(6)%	997
Cash cost ($/oz)[3]	574	25%	461	—	459

Niobium mine
Niobium sales (millions of kg Nb)	4.3	(2)%	4.4	5%	4.2
Niobium production (millions of kg Nb)	4.4	7%	4.1	(7)%	4.4
Operating margin ($/kg Nb)[3]	18	(10)%	20	5%	19

[1]	Total earnings from operations and working interests is a non-GAAP measure. Please refer to the consolidated statement of earnings for reconciliation to GAAP measures.
[2]

Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. Comparative figures in 2009 and 2008 of adjusted net earnings have been recalculated to conform to the calculation adopted in 2010. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

[3]

Cash cost per ounce and operating margin per kilogram of niobium at the Niobec mine are non-GAAP measures. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

FINANCIAL RESULTS

ADJUSTED NET EARNINGS

The 2010 adjusted net earnings of $285.7 million increased by $115.7 million when compared to $170.0 million in 2009. The change is attributable to the following:

(in $ millions)	2010
$
Higher metal prices	239.8
Higher sales volumes	13.1
Higher operating costs	(111.1)
Higher royalties	(12.7)
Lower depreciation, depletion and amortization	21.1
Higher earnings from working interests	20.5
Lower corporate administration expenses	1.1
Higher exploration expenses	(6.2)
Higher derivative loss	(8.4)
Higher non-controlling interests	(9.4)
Other	(2.0)
Higher income and mining taxes	(30.1)

Increase in adjusted net earnings, compared to 2009	115.7

REVENUES

The Company’s consolidated revenues increased by 28% to $1,167.2 million in 2010 from $914.3 million in 2009 as a result of:

•	a $238.7 million (31%) positive impact from the rise in gold prices realized at owner-operated mines and joint ventures,

•	a 14,000-ounce ($13.6 million) increase in gold sales by owner-operated mines and joint ventures,

•	a marginal increase in niobium sales prices ($1.1 million), and

•	an increase in revenue from royalty interests in the Diavik mine ($1.2 million)

partially offset by:

•	marginally lower niobium sales volumes ($1.7 million).

MINING AND CASH COSTS

Mining costs were $570.6 million in 2010, a 28% increase from $446.8 million in 2009. Mining costs rose due to:

•	commencement of commercial production at the Essakane mine in July 2010 ($49.3 million),

•

higher operating costs ($61.8 million), primarily due to increased labour and consumable costs at Rosebel, higher levels of waste stripping at the Sadiola, Yatela and Mupane mines, increased energy costs and the impact of foreign currency fluctuations at the Niobec and Mouska mines, and

•	higher royalties ($12.7 million), driven from higher realized gold prices and higher royalty rates compared to the prior year due to the addition of the Essakane royalty.

DEPRECIATION, DEPLETION AND AMORTIZATION

Depreciation, depletion and amortization decreased from $153.8 million in 2009 to $132.7 million in 2010, mainly due to an increase in the reserves for gold sites and Niobec. The decrease was partially offset by depreciation expenses incurred from the start of production at the Essakane mine in July of 2010.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

EARNINGS FROM WORKING INTERESTS

Year-over-year earnings from working interests increased mainly as a result of higher sales and higher realized gold prices, partially offset by higher mining costs.

IMPAIRMENT CHARGES

There was no impairment charge in 2010, compared to an impairment of $98.1 million in 2009 related to the Camp Caiman project ($88.8 million) and the Buckreef project in Tanzania ($9.3 million). Long-lived assets and goodwill are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

CORPORATE ADMINISTRATION

Corporate administration expenses in 2010 were $46.9 million, compared to $49.1 million in 2009. The decrease in 2010 was primarily related to process improvements, costs containment and one-time costs in 2009 related to the Essakane acquisition.

EXPLORATION AND DEVELOPMENT EXPENSES

Exploration and development expenses in 2010 were $46.0 million, compared to $39.8 million in 2009. Exploration expenses in 2010 included accelerating work on promising results at the Company’s joint ventures in West Africa and the Charmagne discovery in Suriname. Refer to the Exploration section for more details.

NET INTEREST EXPENSE

Net interest expense in 2010 was $3.6 million, compared to $0.7 million in 2009. The increase is mainly due to costs associated with maintaining the increased credit facility.

FOREIGN EXCHANGE GAIN OR LOSS

The foreign exchange loss in 2010 was $1.7 million, compared to a foreign exchange gain of $27.0 million in 2009. The majority of the foreign exchange loss during 2010 and the gain in 2009 were related to the impact of foreign exchange variation on cash held in Canadian dollars. The amount was larger in 2009, resulting from the equity financing in Canadian dollars during the first quarter of 2009.

DERIVATIVE GAIN OR LOSS

The total derivative loss was $13.3 million in 2010, compared to a gain of $7.0 million in 2009. The loss in 2010 was mainly due to the market variation of gold option contracts for the Mupane mine, which were undertaken to support a positive cash flow for the remaining limited life of the operation. In addition, the derivative loss was impacted by foreign exchange and heating oil option contracts, partially offset by the positive change in the fair value of warrants held as investments. For more information on derivatives, refer to the Financial Position section of this MD&A.

GAIN ON SALE OF GOLD BULLION

During 2009, the gain on the sale of gold bullion totaled $36.6 million from the sale of 73,705 ounces of gold bullion at an average per ounce price and cost of $901 and $404, respectively, and generated proceeds of $66.4 million. There was no sale of gold bullion during 2010.

OTHER INCOME OR EXPENSE, NET

The total other income, net, was $24.4 million in 2010 compared to other expense, net, of $1.8 million in 2009. The other income, net, in 2010 was mainly related to gains on disposal of marketable securities.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

NON-CONTROLLING INTERESTS

The total non-controlling interests charge in 2010 was $18.2 million, compared to $8.8 million in 2009. The increase was mainly due to the inclusion of the Essakane operation in 2010.

INCOME AND MINING TAXES

The Company does not recognize tax benefits on losses generated in countries where the recent history of operating losses does not satisfy the “more likely than not” criterion for the recognition of deferred tax assets. Consequently, there are no income tax benefits recognized on the pre-tax losses in these jurisdictions as valuation allowances are recorded to offset the associated benefit.

In 2010, income and mining taxes totaled $135.4 million, compared to $108.0 million in 2009. The income tax rate varies from the combined federal and provincial income tax rates of 31% in 2010 and 33% in 2009 primarily due to fluctuations in exchange rates for foreign currency, the geographic distribution of income, non-deductible expenses, withholding taxes related to repatriations of international earnings, and the existence of valuation allowances.

CASH FLOW

Years ended December 31	2010	2009	2008
(in $ millions)	$	$	$
Operating activities	415.1	257.0	258.2
Investing activities	(357.4)	(407.0)	(292.5)
Financing activities	21.0	196.0	41.9
Impact of foreign exchange on cash and cash equivalents	0.7	27.4	(2.9)

Net increase in cash and cash equivalents	79.4	73.4	4.7
Cash and cash equivalents, beginning of year	191.4	118.0	113.3

Cash and cash equivalents, end of year	270.8	191.4	118.0

Operating Activities

Higher revenues were partially offset by increased mining costs and spending on exploration, and higher income and mining taxes.

Investing Activities

Investing activities in 2010 included capital expenditures in mining assets and exploration and development of $372.1 million mainly related to the Essakane and Westwood projects, compared to $452.6 million in 2009. In 2010, investing activities were partially offset by investments proceeds and loan repayment from working interests, and in 2009 by the proceeds from the sale of gold bullion.

Financing Activities

Cash flows from financing activities in 2010 were mainly due to issuance of shares (flow-through shares and exercise of options), partially offset by payment of dividends to shareholders and non-controlling interests. In 2009, cash flows from financing activities were related to the public offering in 2009, the repayment in full in 2009 of the credit facility ($50.0 million) and of the assumed outstanding bridge financing of the Orezone acquisition ($40.0 million).

Foreign Exchange

The impact of foreign exchange on cash and cash equivalents is related to the fluctuation of the Canadian dollar compared to the U.S. dollar and the level of Canadian funds held at the end of the period. In 2009, the higher level of Canadian dollars held resulted from the equity financing completed during the first quarter of 2009.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

QUARTERLY FINANCIAL REVIEW

(in $ millions, except where noted)	Q4	Q3	Q2	2010 Q1	Q4	Q3	Q2	2009 Q1
	$	$	$	$	$	$	$	$
Revenues	459.0	254.1	214.0	240.1	265.3	235.2	225.3	188.6

Net earnings (loss)	144.5	40.8	35.7	58.8	(47.4)	64.9	44.1	52.5

Basic and diluted net earnings (loss) per share	0.39	0.11	0.10	0.16	(0.13)	0.18	0.12	0.17

With the addition of the Essakane mine, revenues for the fourth quarter of 2010 were up by 73% compared to the fourth quarter of 2009, primarily due to a 56% increase in gold sales from IAMGOLD’s operations and joint ventures, and an increase in related realized gold prices.

Increased net earnings in the fourth quarter of 2010 compared to the fourth quarter of 2009 were mainly due to the impact of higher sales and the higher realized gold price, partially offset by increases in mining costs and income and mining taxes. Net earnings in 2009 were also impacted by impairment charges.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

MARKET TRENDS

GLOBAL FINANCIAL MARKET CONDITIONS

Events and conditions in the global financial markets impact gold prices, commodity prices, interest rates and currency rates. These conditions and market volatilities may have a positive or negative impact on the Company’s revenues, operating costs, project development expenditures, and project planning.

GOLD MARKET

The performance of the Company’s gold mines is closely related to the market-driven gold price. The gold market is affected by political instability, general economic conditions, mine production and substantial above-ground reserves that can affect the price should a portion of these reserves be brought to market. While many factors impact the valuation of gold, traditionally the key factors are actual and expected U.S. dollar value, global inflation rates, oil prices and interest rates.

The global financial market crisis and the ongoing instability in certain economies during the past few years have affected the volatility of gold and other commodity prices, oil prices, currencies and the availability of credit. In 2010, the gold price continued to display considerable volatility with spot daily closings between $1,058 and $1,420 per ounce (2009 – $810 and $1,213 per ounce).

($/oz of gold)	2010	2009	2008
Average market gold price	1,225	972	872
Average realized gold price	1,252	960	855

	December 31 2010	December 31 2009	December 31 2008

Closing market gold price	1,406	1,088	870

The Company’s shareholder value increase in 2010 was partially the result of a rising gold price. As the following graph depicts, the price leverage impact is significant and correlated to IAMGOLD’s share price movement.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

NIOBIUM MARKET

The Company is one of three significant producers of ferroniobium in the world, with a market share of approximately 8% in 2010 (2009 – approximately 11%). The largest producer in the niobium market is a Brazilian producer whose operations can impact market conditions. Niobium demand closely follows the demand for steel, with a trend towards increased usage of niobium per tonne of steel produced. World steel production increased by approximately 17% compared to 2009. In addition, the niobium average realized price for IAMGOLD was marginally higher in 2010 than the average realized price in 2009.

Niobium is used primarily as an alloying element to strengthen steels used in the transportation and gas transmission pipeline industries. In the transportation industry, niobium is used in truck frames and wheels, railway cars, containers, car outer body panels, and in heat-resistant automotive parts such as exhaust systems and catalytic converters. Niobium applications to various types of vehicles also reduce weight, thereby providing savings in fuel consumption. Gas transmission pipelines which require extra strength and durability are made from high-strength steel plates containing niobium. Niobium is also extensively used in providing increased strength to structural steels used in the construction industry, as well as to bridges and high-rise buildings in civil construction. New applications for niobium are constantly being developed as this steel-alloying element provides increased strength, with the added benefits of good weldability and meeting requirements from a great variety of end users. In a highly competitive global market, niobium is called on to play an ever-expanding role as a result of its properties and alloying uses.

CURRENCY

The Company’s reporting currency is the U.S. dollar. Movement in the Canadian dollar against the U.S. dollar has a direct impact on the Company’s Canadian mining activities and executive office cost base. International operations are also exposed to fluctuation in currency exchange rates. Currencies continued to experience volatility relative to the U.S. dollar in 2010. The key currencies to which the Company is exposed are the Canadian dollar, the euro and the South African rand (“rand”; symbol: “ZAR”).

	Closing Rate December 31 2010	Closing Rate December 31 2009	Closing Rate December 31 2008	Average Rate 2010	Average Rate 2009	Average Rate 2008
Canadian $ / US$	0.9999	1.0491	1.2180	1.0299	1.1417	1.0660
US$ / Euro	1.3382	1.4332	1.3978	1.3268	1.3946	1.4711
ZAR / US$	6.5995	7.4174	9.4400	7.2987	8.3785	8.2482

In 2011 the Company will have a significant Canadian dollar requirement due to capital expenditures required to advance the Westwood project, as well as operating and capital expenditures at the Niobec mine. In addition, during 2011 the Company will have euro requirements due to capital and operating expenditures related to the Essakane mine in Burkina Faso. The Company may hedge this exposure through forward and option contracts to mitigate the volatility of movement in the exchange rate of these currencies. In 2011, the Company will, on an ongoing basis, update its hedging strategy, which is designed to meet its currency requirements by mitigating the volatility of movement in the exchange rate of foreign currencies.

OIL PRICE

Diesel fuel is used at the mine sites for the mining fleets and the mills for power and is a significant cost component for the Company’s sites (Rosebel, Essakane, Mupane, Sadiola and Yatela). Fuel is produced by the refinement of crude oil, and the fluctuations in the price of oil have a direct impact on fluctuations in fuel costs. The Company’s operations and projects expect to consume approximately 0.6 million barrels of fuel in 2011.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

In 2010, the oil price displayed considerable volatility with spot daily closings between $69 and $92 per barrel.

($/barrel)	2010	2009	2008
Average market oil price	80	62	100

	December 31 2010	December 31 2009	December 31 2008

Closing market oil price	91	79	39

The Company’s hedging strategy for oil price is based on the use of heating oil option contracts to provide protection against the effects of oil price increases on the cost of diesel fuel. Call options on heating oil are used to mitigate the risk of diesel price increases. At December 31, 2010, there were no outstanding hedge contracts. The Company will on an ongoing basis update its hedging strategy.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

RESULTS OF OPERATIONS

Suriname – Rosebel Mine (IAMGOLD interest – 95%)

Summarized Results

100% Basis

	2010	Change	2009	Change	2008
Total operating material mined (000 t)	52,287	(2)%	53,403	20%	44,392
Strip ratio(a)	2.9	(12)%	3.3	(18)%	4.0
Ore milled (000 t)	12,832	16%	11,093	34%	8,309
Head grade (g/t)	1.1	(8)%	1.2	(8)%	1.3
Recovery (%)	93	—	93	1%	92
Gold production – 100% (000 oz)	416	1%	412	24%	331
Attributable gold production – 95% (000 oz)	395	1%	392	24%	315
Gold sales – 100% (000 oz)	416	9%	383	19%	323
Gold revenue ($/oz)(b)	1,244	27%	976	12%	871
Cash cost excluding royalties ($/oz)	421	20%	351	(6)%	374
Royalties ($/oz)	63	40%	45	(51)%	92

Cash cost ($/oz)(c)	484	22%	396	(15)%	466

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Gold production during 2010 was slightly higher compared to 2009, primarily as a result of a record mill throughput, partially offset by lower grades. The additional leach tanks were commissioned in the early part of the fourth quarter of 2010 and have already had a positive impact of gold recoveries.

Cash costs per ounce were up in 2010 due to lower gold grades as the mine was unable to access higher grades during the first quarters of the year due to higher precipitation levels in the rainy season, higher energy, labour and consumable costs, and higher royalties due to rising gold prices.

During 2010, Rosebel’s capital expenditures were $52.0 million and consisted of the additional leach tank project to improve mill recoveries ($13.8 million), resource delineation and near-mine exploration ($14.2 million), capital spares ($4.7 million), new emulsion plant ($3.1 million), tailings dam ($3.4 million), camp buildings ($1.4 million) and various smaller projects ($11.4 million).

Proven and probable reserves at Rosebel rose by 22% or 1.1 million attributable ounces net of depletion. This increase was driven by the successful infill and exploration drilling programs on the Pay Caro, Mayo and Rosebel deposits (over 94,000-metre near-mine drill program in 2010), and to a lesser degree by the increase in gold price (representing 0.2 million attributable ounces). None of the increase in resources or reserves yet includes any contribution from the new Charmagne discovery, which is still undergoing exploration and modeling work for incorporation into reserves and resources later in 2011.

Outlook

Rosebel’s attributable production in 2011 is expected to be between 360,000 and 380,000 ounces.

The Company is undertaking a feasibility study to expand the plant capacity at the Rosebel mine. The cost of the staged expansion is expected to total an additional $185 million over the next seven years versus the no-expansion case with sustaining and replacement capital only. The mine expansion and replacement program would increase mining capacity up to 70 million tonnes per annum. The mill expansion would allow for maintaining the current production rates to between 12 million and 14 million tonnes per year, despite increased hardness of ore.

Capital expenditures of $95 million are planned at Rosebel in 2011, and include spending of $46 million on a mine equipment expansion and replacement program, $15 million on mill expansion and a gravity circuit upgrade, $15 million on a resource delineation and near-mine exploration program, and $19 million on other sustaining capital. The 95,000-metre near-mine drill program is designed to upgrade additional resources to reserves and pursue targets in close proximity to existing resources.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Burkina Faso—Essakane Mine (IAMGOLD interest—90%)

Summarized Results

100% Basis

2010(a)
Total operating material mined (000 t)(b)	12,858
Strip ratio(c)	1.2
Ore milled (000 t)	2,973
Head grade (g/t)	1.5
Recovery (%)	96
Gold production – 100% (000 oz)	136
Attributable gold production – 90% (000 oz)	122
Gold sales – 100% (000 oz)	113
Gold revenue ($/oz)(d)	1,371
Cash cost excluding royalties ($/oz)	396
Royalties ($/oz)	33

Cash cost ($/oz)(e)	429

(a)	Commercial production starting July 16, 2010.
(b)	Excluding waste from material mined, of the 5.9 million tonnes of ore mined, 2.9 million tonnes of ore was stockpiled.
(c)	Strip ratio is calculated as waste mined divided by ore mined.
(d)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(e)	Cash cost per ounce is a non-GAAP measure. Refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Essakane gold mine achieved commercial production effective as of July 16, 2010. Attributable production during the year was 122,000 ounces despite a two-week shutdown in November caused by an electrical failure at the SAG mill, which has since been resolved. Throughput continued to ramp up with over 22,000 tonnes per day in December 2010 and is in line with the goal of 25,000 tonnes per day while processing soft rock.

Cash costs since the beginning of commercial production were $429 and were negatively impacted by start-up issues. At the end of the year, an estimated 23,000 ounces of production were retained as in-process or unsold bullion inventory at Essakane due to the operational ramp-up profile and timing of shipments.

During 2010, Essakane’s capital expenditures were $15.1 million and consisted of additions to mining assets ($8.5 million) and capitalized development and exploration ($6.6 million since start of commercial production).

A feasibility study to expand the mine is currently in progress and is expected to be completed in the third quarter of 2011. The current mine plan includes processing soft rock for the first three years at a rate of 9.0 million tonnes per year starting in 2011, followed by approximately nine years of processing hard rock. The study is expected to demonstrate that the hard rock capacity of the mine could be expanded to process approximately 10.8 million tonnes per year, compared to the current estimate of 5.4 million tonnes per year. The expectation is for life-of-mine average annual gold production of between 450,000 and 470,000 ounces (on a 100% basis), compared to the current estimate of 315,000 ounces. Assuming a positive outcome of the study, construction could commence in the fourth quarter of 2011.

Outlook

Essakane’s attributable production in 2011 is expected to be between 370,000 and 390,000 ounces. Based on a favourable outcome of the feasibility study, capital expenditures of $139 million are planned at Essakane in 2011 and include $95 million for the expansion project, $8 million for the feasibility study, and a $6.6 million for the resource delineation and near-mine exploration program. The 50,000-metre near-mine drill program is designed to upgrade additional resources to reserves and pursue targets in close proximity to existing resources.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Canada – Doyon Division (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	2010	Change	2009	Change	2008
Total operating material mined (000 t)	61	(84)%	385	(15)%	454
Ore milled (000 t)	61	(84)%	388	(15)%	456
Head grade (g/t)	13.4	52%	8.8	5%	8.4
Recovery (%)	96	—	96	—	96
Gold production (000 oz)	33	(70)%	109	(8)%	118
Gold sales (000 oz)	33	(71)%	114	(1)%	115
Gold revenue ($/oz)(a)	1,331	37%	970	10%	878
Cash cost excluding royalties ($/oz)	626	22%	514	3%	500
Royalties ($/oz)	29	190%	10	(79)%	48

Cash cost ($/oz)(b)	655	25%	524	(4)%	548

(a)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(b)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

The decline in production is the result of the closure of the Doyon mine in December 2009 and reduced mining volume at the Mouska mine as it is in the final stages of its producing life. As a cost reduction initiative, the ore mined from Mouska during the first eight and a half months of 2010 was stockpiled and batch processed starting mid-September to the end of the year.

Cash cost per ounce increased during 2010 largely due to lower production, higher royalties from increasing gold prices, and the impact of a stronger Canadian dollar on the operation.

There were no significant capital expenditures at the Mouska mine during 2010.

Outlook

The production of the Mouska mine is expected to be between 25,000 and 30,000 ounces in 2011. As a cost savings initiative, the ore mined from Mouska will be stockpiled in 2011 and batch processed later in 2011.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Botswana – Mupane Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	2010	Change	2009	Change	2008
Total operating material mined (000 t)	8,357	12%	7,461	156%	2,918
Strip ratio(a)	7.8	—	7.8	311%	1.9
Ore milled (000 t)	1,123	25%	899	(17)%	1,077
Head grade (g/t)	1.8	(18)%	2.2	(37)%	3.5
Recovery (%)	86	5%	82	(2)%	84
Gold production (000 oz)	57	12%	51	(50)%	101
Gold sales (000 oz)	57	(5)%	60	(35)%	93
Gold revenue ($/oz)(b)	1,236	64%	755	13%	670
Cash cost excluding royalties ($/oz)	882	30%	680	110%	324
Royalties ($/oz)	59	7%	55	28%	43

Cash cost ($/oz)(c)	941	28%	735	100%	367

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

In 2010, gold production was 12% higher than in 2009 as a result of higher mill throughput with improved performance of the ball mill.

Cash cost per ounce of gold was higher in 2010 compared to 2009, primarily as a result of mining more volume of material coupled with longer hauling distances from more distant pits and higher diesel fuel prices. In addition, higher royalties resulted from increased gold prices.

Capital expenditures for 2010 were $3.6 million and were mainly related to resource delineation and near-mine exploration.

Mupane option contracts

Due to Mupane’s short life of mine and to secure its margin, at the beginning of 2010 the Company entered into option contracts to protect the majority of the mine’s production for 2010, 2011 and 2012. These hedges are intended to support a positive operating cash flow from the operation. The total of these option contracts provides hedges of in excess of 80% of the expected production through 2013.

During 2010, option contracts for 25,200 ounces of gold expired without being exercised, while option contracts for 16,400 ounces were exercised. In 2009, the final shipment of 43,888 ounces at $442 per ounce was delivered under the prior forward contracts.

Outlook

The production of the Mupane mine is expected to be between 55,000 and 60,000 ounces in 2011.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Mali – Sadiola Mine (IAMGOLD interest – 41% in 2010; 2009 and 2008 – 38%)(a)

Summarized Results

41% Basis in 2010 (2009 and 2008 – 38% Basis)

	2010	Change	2009	Change	2008
Total operating material mined (000 t)	9,654	10%	8,750	(4)%	9,158
Strip ratio(b)	7.9	34%	5.9	97%	3.0
Ore milled (000 t)	1,792	8%	1,658	6%	1,564
Head grade (g/t)	2.1	(19)%	2.6	(33)%	3.9
Recovery (%)	93	2%	91	10%	83
Attributable gold production (000 oz)	118	(13)%	135	(22)%	172
Attributable gold sales (000 oz)	117	(13)%	135	(22)%	172
Gold revenue ($/oz)(c)	1,224	27%	965	11%	873
Cash cost excluding royalties ($/oz)	580	36%	425	26%	337
Royalties ($/oz)	73	26%	58	12%	52

Cash cost ($/oz)(d)	653	35%	483	24%	389

(a)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(b)	Strip ratio is calculated as waste divided by full-grade ore mined.
(c)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(d)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production decreased in 2010 compared to 2009 as a result of lower gold grades resulting from satellite pits being mined following the completion of mining at the main Sadiola pit. The mine processed higher quantities of oxides in the current year as compared to the prior year, which resulted in higher throughput and recoveries. The mine continued its waste stripping effort during the year, resulting in a high strip ratio.

Cash cost per ounce of gold rose during 2010 compared to 2009, primarily as a result of lower production from lower grades, higher energy costs, higher labour costs from a revised mining contract, and increased royalties from higher realized gold prices.

The Company’s attributable portion of capital expenditures during 2010 was $8.1 million, mainly related to the Sadiola sulphide project and capitalized exploration expenditures.

Sadiola distributed a dividend of $63.0 million to the Company in 2010 (2009 – $19.0 million at 38% interest).

The feasibility study on the sulphide project to expand the processing facility to process hard rock in conjunction with soft rock was completed in 2010. IAMGOLD has taken the lead in this work with an innovative approach to reduce cost and re-engineer the construction schedule. A construction decision is expected during the first half of 2011. In 2010, attributable measured and indicated mineral resources increased by 34% from 2.6 million ounces to 3.5 million ounces. The majority of the increase is ascribed to the conversion from inferred to indicated resources on the Sadiola sulphide deposit. The attributable proven and probable mineral reserve increased by 58% from 1.5 million ounces to 2.3 million ounces, mainly due to the Sadiola sulphide deposit (0.7 million ounces). The potential to add more resources and reserves to the sulphide deposit as well as to the other satellite deposits remains encouraging and will be pursued in 2011.

The deep sulphide project is a 4.1-million-ounce hard rock reserve (100% basis) below the Sadiola pit. IAMGOLD has taken the lead in this work with an innovative approach to reduce cost and re-engineer the construction schedule. In 2009, approval was received to proceed with a feasibility study on the deep sulphide project at a cost of $9.0 million (100% basis). The study contemplates adding a separate hard rock processing facility, which would operate in conjunction with the existing soft rock plant. Assuming positive results from the 11-month feasibility study and an investment decision, construction would begin in 2012, pre-stripping would commence in 2011 with the new fleet, and the new plant would begin operating early in 2013.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

During 2009, IAMGOLD held a 38% interest in the Sadiola joint venture. Other shareholders included AngloGold Limited (“AGA”) (38%), the Republic of Mali (“ROM”) (18%) and the International Financial Corporation (“IFC”) (6%). On December 29, 2009, IAMGOLD and AGA each acquired an additional 3% interest in the Sadiola joint venture from IFC, increasing ownership interest to 41%.

Mali – Yatela Mine (IAMGOLD interest – 40%)

Summarized Results

40% Basis

	2010	Change	2009	Change	2008
Total operating material mined (000 t)	4,960	96%	2,536	(25)%	3,379
Capitalized waste mined – pit cutback (000 t)	—	—	—	(100)%	684
Strip ratio(a)	6.5	150%	2.6	(54)%	5.7
Ore crushed (000 t)	1,173	7%	1,099	1%	1,088
Head grade (g/t)	1.2	(65)%	3.4	62%	2.1
Attributable gold stacked (000 oz)	46	(61)%	119	63%	73
Attributable gold production (000 oz)	60	(33)%	89	35%	66
Attributable gold sales (000 oz)	59	(34)%	89	35%	66
Gold revenue ($/oz)(b)	1,186	21%	984	12%	875
Cash cost excluding royalties ($/oz)	709	153%	280	(39)%	461
Royalties ($/oz)	71	20%	59	11%	53

Cash cost ($/oz)(c)	780	130%	339	(34)%	514

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production was lower by 33% in 2010 compared to 2009 as a result of significantly lower gold grades. After the completion of mining the bottom of the main pit in early 2010, mine production has shifted to a longer-haul satellite pit, which resulted in lower grades and higher waste stripping.

Cash costs per ounce were significantly higher during 2010 compared to 2009, primarily as a result of lower production, higher waste stripping and material mined, higher energy costs, higher costs from a revised mining contractor fee structure, and higher royalty costs from higher realized gold prices.

Attributable capital expenditures in 2010 were $2.5 million, mainly consisting of capitalized exploration.

In 2010, Yatela distributed a dividend of $25.9 million to the Company, compared to $30.0 million in 2009.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Ghana – Tarkwa Mine (IAMGOLD interest – 18.9%)

Summarized Results

18.9% Basis

	2010	Change	2009	Change	2008
Total operating material mined (000 t)	15,173	(9)%	16,694	(1)%	16,850
Capitalized waste mined (00 0t)	10,847	35%	8,031	36%	5,897
Strip ratio(a)	2.6	(21)%	3.3	3%	3.2
Heap Leach
Ore crushed (000 t)	2,339	19%	1,964	(37)%	3,128
Head grade (g/t)	0.6	(25)%	0.8	(20)%	1.0
Attributable gold production (000 oz)	43	2%	42	(38)%	68
Mill
Ore milled (000 t)	2,127	6%	1,998	90%	1,054
Head grade (g/t)	1.4	—	1.4	(13)%	1.6
Attributable gold production (000 oz)	96	16%	83	63%	51
Total attributable gold production (000 oz)	139	11%	125	5%	119
Total attributable gold sales (000 oz)	139	11%	125	5%	119
Gold revenue ($/oz)(b)	1,223	25%	976	12%	874
Cash cost excluding royalties ($/oz)	568	17%	484	(2)%	495
Royalties ($/oz)	37	28%	29	12%	26

Cash cost ($/oz)(c)	605	18%	513	(2)%	521

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production in 2010 was higher compared to 2009 as a result of higher production from the CIL plant.

Cash costs in 2010 were up compared to 2009 as a result of higher energy and contractor costs. Royalties were higher during 2010 from higher realized gold prices. An increased rate from 3% to 5% will take effect in March 2011.

The Company’s attributable portion of capital expenditures during 2010 was $37.0 million and consisted of capitalized stripping ($19.4 million), mining fleet ($7.2 million), tailings storage facilities ($3.7 million), and various smaller projects ($6.7 million).

In 2010, the Company received a dividend of $18.9 million and $18.2 million in loan repayments from Tarkwa, compared to no dividends or repayments in 2009. The attributable portion of cash held at the Tarkwa mine (accounted for as a working interest) totaled $17.3 million as of December 31, 2010.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Ghana – Damang Mine (IAMGOLD interest – 18.9%)

Summarized Results

18.9% Basis

	2010	Change	2009	Change	2008
Total operating material mined (000 t)	2,604	(5%)	2,730	(45)%	4,984
Capitalized waste mined – pit cutback (000 t)	—	—	—	(100)%	145
Strip ratio(a)	2.3	(12)%	2.6	(46)%	4.8
Ore milled (000 t)	977	4%	943	8%	877
Head grade (g/t)	1.5	15%	1.3	(7)%	1.4
Recovery (%)	93	(1)%	94	1%	93
Attributable gold production (000 oz)	43	13%	38	3%	37
Attributable gold sales (000 oz)	43	13%	38	3%	37
Gold revenue ($/oz)(b)	1,231	28%	964	10%	874
Cash cost excluding royalties ($/oz)	625	6%	590	(9)%	650
Royalties ($/oz)	37	28%	29	12%	26

Cash cost ($/oz)(c)	662	7%	619	(8)%	676

(a)	Strip ratio is calculated as waste divided by full-grade ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost per ounce is a non-GAAP measure. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Attributable gold production during 2010 increased from 2009 due to higher grades and higher throughput as a result of commissioning the secondary crusher.

Cash costs were up during 2010 compared to 2009 due to rising contractor costs and higher energy and contractor costs. Royalties were higher during 2010 from higher realized gold prices. An increased rate from 3% to 5% will take effect in March 2011.

The Company’s attributable portion of capital expenditures during 2010 was $14.4 million and was mainly related to mining equipment capital and resource conversion drilling.

In 2010, the Company received a dividend of $5.7 million from Damang, compared to no dividend in 2009. The attributable portion of cash held at the Damang mine (accounted for as a working interest) totaled $12.0 million as of December 31, 2010.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Canada – Niobec Mine (IAMGOLD interest – 100%)

Summarized Results

100% Basis

	2010	Change	2009	Change	2008
Total operating material mined (000 t)	1,792	1%	1,773	(2)%	1,801
Ore milled (000t)	1,864	6%	1,755	(2)%	1,788
Grade (% Nb2O5 )	0.61	—	0.61	(2)%	0.62
Niobium production (millions of kg Nb)	4.4	7%	4.1	(7)%	4.4
Niobium sales (millions of kg Nb)	4.3	(2)%	4.4	5%	4.2
Operating margin ($/kg Nb)(a)	18	(10)%	20	5%	19

(a)	Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Please refer to the Supplemental Information section attached to the MD&A for reconciliation to GAAP measures.

Niobium production during 2010 was 7% higher compared to 2009 primarily as a result of higher throughput from the successful completion of the mill expansion in the third quarter of 2010.

Niobium revenues were $158.7 million in 2010 compared to $159.3 million in 2009, due a decrease in sales volumes as a result of the timing of shipments, partially offset by slightly higher realized niobium prices during the year.

The operating margin per kilogram of niobium decreased by $2 per kilogram during 2010 compared to 2009. As expected, the inclusion of the paste backfill process starting the second quarter of 2010 lowered operating margin per kilogram of niobium. Paste backfill enables near complete extraction of the ore body including areas with lower grades, impacting mining costs and operating margin. In addition, the operating margin per kilogram of niobium was adversely impacted by the stronger Canadian dollar, and higher aluminum prices and volumes compared to 2009.

Construction of the mill expansion began in June 2009 and was completed during the third quarter of 2010. Throughput is ramping up and is expected to eventually increase by 24% from the pre-expansion rate of 210 tonnes per hour to 260 tonnes per hour. The mill expansion was designed to match throughput to the mining hoisting capacity. In December 2010, the mill was averaging 240 tonnes per hour.

The Company began backfilling following the completion of construction of the paste backfill plant and associated underground infrastructure which occurred during the second quarter of 2010. This initiative will enable near complete extraction of the ore body at lower levels of the mine by using mill tailings mixed with binding material, significantly reducing the need to leave behind natural ore pillars.

In 2010, capital expenditures were $65.9 million and included the mill expansion ($24.9 million), the paste backfill plant ($12.8 million), underground development ($8.4 million), underground equipment ($7.3 million), pumping station ($3.4 million), shaft sinking ($1.8 million) and various other projects ($7.3 million).

Total proven and probable mineral reserves of niobium increased by 34% to 243.8 million kilograms of contained niobium pentoxide (Nb2O 5). This increase is a result of infill drilling and underground development that permitted the conversion of inferred to indicated and measured mineral resources in blocks 4, 5 and 6. The Company also increased inferred mineral resources as a result of drilling on the lateral extension of the lenses in blocks 4, 5 and 6, and also by the use of a lower cut-off grade for inferred resources. The deposit remains open at depth, and the confidence is high that additional drilling will increase the resource base.

Outlook

The Niobec mine’s production for 2011 is expected to be between 4.5 million kilograms and 5.0 million kilograms with an operating margin in a range of between $15 and $17 per kilogram. In 2011, capital expenditures at Niobec of $39 million are mainly related to underground development, a pumping station and water treatment.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

DEVELOPMENT PROJECTS

In 2010, the Company’s total exploration and development project expenditures were $260.7 million, mainly related to Essakane in Burkina Faso and Westwood in northern Quebec. Projects are summarized as follows:

(in $ millions)	2010	2009	2008
	$	$	$
Capitalized Expenditures
North America
Canada – Westwood project	94.9	81.4	27.1
Africa
Burkina Faso – Essakane project	119.9	245.5	—
Mali – Sadiola deep sulphide project	3.9	1.2	—
South America
Ecuador – Quimsacocha project	4.6	10.3	2.5
French Guiana – Camp Caiman project	—	—	1.5
Peru – La Arena project	35.2	4.5	1.2

	258.5	342.9	32.3

Expenses
South America
Ecuador – Quimsacocha project	0.3	0.7	1.0
French Guiana – Camp Caiman project	1.9	2.1	—

	2.2	2.8	1.0

Total	260.7	345.7	33.3

Outlook 2011 – Evaluation projects

The planned evaluation expenditures for 2011 are summarized as follows:

(in $ millions)	Capitalized
$
2011
Westwood project (net of expected tax credit of $15.7 million)	130.1
Quimsacocha project	3.1

133.2

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Burkina Faso – Essakane Project

Construction of the Essakane mine has been completed, and commercial production began on July 16, 2010. Final costs for the construction of the project totaled $464.8 million and were effectively on plan.

The Company successfully transitioned and integrated the project following the acquisition in February 2009. The construction of the project involved over 3,000 people and adhered to international standards and best practices for all parts of the project. The start-up of the project was six months ahead of initial predictions despite a number of challenges in logistics, climate and manpower. An extensive training effort was required for both the construction labour force and the operations team, and continued training will be a key driver for success moving forward.

Canada – Westwood Project

Mining plan and resources

On December 21, 2009, IAMGOLD announced continued positive results from an updated preliminary assessment study (the “study”) on its 100% owned Westwood development project located two kilometres from the Company’s Doyon gold mine in the Abitibi region of Northern Quebec. In addition, on February 15, 2011, the Company announced the indicated and inferred resources increased by 6% to 3.7 million ounces. The project remains on plan for completion by early 2013 with an estimated total cost of $500 million. The total project cost has increased approximately 20% mostly due to the strengthened Canadian dollar and increased development work.

The study is classified as preliminary as most of the resources delineated at Westwood are in the inferred category. The study includes mine planning, capital and operating cost estimation, rock mechanics, metallurgical work, and overall economic studies that are advanced, due in part to the knowledge obtained from the Doyon division.

Summary project highlights are shown in the table below:

Inferred mineral resources (undiluted, 6.0 g/t Au cut-off)	9,700,000 tonnes at 11.1 g/t Au for 3,467,000 oz
Indicated mineral resources	719,000 tonnes at 11.6 g/t Au for 269,000 oz

Construction

Project expenditures in 2010 totaled $94.9 million (before tax credit) with significant infrastructure preparation and construction, including:

•	the 2,000-tonne ore silo, the permanent ventilation system and the installation of two hoists necessary to go below 1,200 metres with the exploration shaft,

•	six-metre diameter ventilation raise boring reaching 765 metres of the 849 metres planned,

•

shaft sinking reaching 1,063 metres at the end of 2010, down from prior estimates of 1,220 metres mainly due to the excavation of a loading station at a higher level than originally planned. More excavation has also been completed on levels 60-0 and 84-0,

•	underground development work including 7,033 metres of lateral and vertical excavation achieved, and

•	an additional bulk sample completed from the 84-0 level to test mining methods.

Exploration

During 2010, exploration activities included:

•	the exploration ramp and the drift extended by more than 824 metres, which will provide better drilling access to the upper part of the deposit (above the 84-0 level exploration drift),

•	the exploration drifts on level 84-0 extended by 1,227 metres, providing five new drilling bays for the Westwood lens exploration, and

•	more than 74,000 metres of exploration drilling and valuation drilling completed.

Ongoing drilling programs for 82,000 metres are planned in 2011 and aimed at finding additional inferred resources and continued upgrading of existing inferred mineral resources to measured and indicated categories.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Outlook 2011

Evaluation activities planned in 2011 for a total of $130.1 million (net of tax credit of $15.7 million) are as follows:

•	complete construction of the surface waste silo to allow ore development by the end of 2011,

•	achieve shaft sinking plan (1,560 metres by end of 2011),

•	complete the six-metre ventilation raise boring,

•	ground support to the six-metre ventilation raise boring,

•	start construction of the 84-0 level hydrostatic plug to close Doyon underground accesses,

•	infill and step-out drilling for resource development (82,000 metres), and

•	total vertical and horizontal development of 18,000 metres.

South America – Ecuador – Quimsacocha

The Quimsacocha project has probable reserves of 8.1 million tonnes, at an average grade of 6.5 grams of gold per tonne of ore containing 1.7 million ounces of gold, within an indicated resource of 9.9 million tonnes, at an average grade of 6.6 grams of gold per tonne of ore containing 2.1 million ounces of gold.

In November 2009, detailed mining and environmental regulations relating to the Ecuadorian mining law passed in February 2009 were completed and approved by President Correa. In 2010, the Company has obtained the requisite permits that allow the use of reservoir water for exploration and feasibility work.

The Company maintains regular contact and dialogue with senior government officials in order to obtain needed clarity on fiscal and other matters. A model mining contract, which is expected to clarify some of these issues, is being developed by the Ecuadorian government.

Assessment of the project’s financial viability continues as the Company works to clarify key fiscal and other applicable dimensions. Evaluation expenditures expected in 2011 of $3.1 million are based on continuing with the current level of activity while expecting the new contract model to be made available for analysis. The Company plans to determine whether the new contract model and the government’s position offer flexibilities that will allow advancement of the project.

South America – French Guiana – Camp Caiman Project

During the first quarter of 2008, the French government indicated that it would not be allowing the Camp Caiman project to proceed, and the Company responded by instituting two separate court proceedings in the second half of 2009 at the Administrative Tribunal of French Guiana, the first of which contests the legality of the French government’s decision and the second of which seeks compensation in the amount of €275,000,000 for damages resulting from that decision.

In response to a decision released by the Administrative Tribunal on May 27, 2010 in the first proceeding, which cancelled the government’s decision to deny a mining permit for the Camp Caiman project and ordered the government to issue a new decision on the Company’s application for such permit, the French government, acting through the Prefect of French Guiana, released a new decision on August 26, 2010 which again denied a mining permit for the Camp Caiman project and relied on far more detailed environmental reasons than those contained in the cancelled decision in support of its conclusions.

The Company filed an appeal of this new decision on October 26, 2010 with the assistance of environmental experts and also filed additional materials on March 8, 2011 in connection with the second proceeding dealing with the €275,000,000 compensation claim, in response to materials which the Prefect filed on August 13, 2010 in that matter. No amounts have been accrued in the financial statements.

South America – Peru – La Arena Project

In June 2009, an option and earn-in agreement was entered into for the sale of the La Arena project in Peru. In 2009, the Company received 8.0 million common shares (10.6% interest) and 1.5 million warrants of Rio Alto Mining Limited (“Rio Alto”) for a total value of $1.4 million.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

During the option term, Rio Alto earned-in newly issued shares of La Arena S.A., an IAMGOLD wholly owned subsidiary, up to a maximum as per the agreement of 38.7% by incurring $30.0 million in expenditures on the La Arena project. Total expenditures on the La Arena project totaled $35.3 million during 2010 ($38.9 million since its appointment in 2009). Control of the subsidiary was still under IAMGOLD, and criteria to recognize an asset held for sale were not met at year end.

In February 2011, as per the option agreement, Rio Alto purchased all of the outstanding shares of La Arena S.A. for a cash payment of $49.0 million.

EXPLORATION

IAMGOLD’s exploration efforts remain focused in West Africa, select countries of South America, and the province of Quebec in Canada. With a strategic mandate for organic growth, the Company has numerous projects already underway and continues to pursue additional advanced exploration joint venture or acquisition opportunities that will provide the foundation for future growth.

In 2010, IAMGOLD incurred $86.3 million on exploration projects, a 35% increase from $63.8 million in 2009. The 2010 expenditures included:

•

near-mine exploration and resource development expenditures of $48.7 million including a resource expansion and delineation drilling program of more than 94,000 metres at Rosebel in Suriname for $14.7 million, a drill delineation program of more than 40,000 metres at Essakane in Burkina Faso for $13.4 million, and an $8.7 million exploration and resource delineation drilling for more than 74,000 metres at the Westwood development project in Quebec; and

•

greenfield exploration of $37.6 million conducted at 16 projects, including two advanced exploration sites, in 10 countries in Africa and the Americas as part of IAMGOLD’s long-term commitment to reserves replenishment and organic growth.

Exploration expenditures are summarized as follows:

(in $ millions)	Capitalized	Expensed	Total
	$	$	$
2010
Near-mine exploration and resource development(a)	41.4	7.3	48.7
Greenfield exploration projects	1.0	36.6	37.6

	42.4	43.9	86.3

	$	$	$
2009
Near-mine exploration and resource development(a)	26.1	6.8	32.9
Greenfield exploration projects	0.7	30.2	30.9

	26.8	37.0	63.8

2008
Near-mine exploration and resource development(a)	13.0	7.4	20.4
Greenfield exploration projects	4.6	25.2	29.8

	17.6	32.6	50.2

(a)

Capitalized and expensed exploration related to activities within a mine area are included in mining assets on the consolidated balance sheet and within the segmented information found in note 31 of the Company’s annual consolidated financial statements.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

The Company’s exploration expenditures were as follows:

(in $ millions)	2010	2009	2008
	$	$	$
Capitalized Near-Mine Exploration and Resource Development
Suriname	14.4	12.0	10.6
Canada	8.7	9.8	1.0
Mali	4.9	1.4	1.4
Burkina Faso	13.4	2.9	—

	41.4	26.1	13.0

Capitalized Greenfield Exploration
South America	—	0.2	—
Africa	1.0	0.5	4.6

	1.0	0.7	4.6

Total capitalized	42.4	26.8	17.6

Expensed Near-Mine Exploration and Resource Development
Canada	4.5	3.8	5.7
Botswana	0.1	—	—
Mali	2.4	2.3	1.7
Other	0.3	0.7	—

	7.3	6.8	7.4

Expensed Greenfield Exploration
South America	19.3	15.3	17.5
Africa	16.2	13.8	6.7
Canada	1.1	1.1	1.0

	36.6	30.2	25.2

Total expensed	43.9	37.0	32.6

Total	86.3	63.8	50.2

Outlook 2011 – Exploration

The planned and approved capitalized and expensed exploration for 2011 is $92.1 million and is summarized below.

In 2011, the Company plans to test more than 18 grassroots projects in Senegal, Mali, Colombia, Peru, Brazil and the Canadian province of Québec, and is searching for advanced exploration opportunities or acquisitions.

Following positive exploration results in 2010, IAMGOLD announced a record $43.5 million greenfield spend for 2011, which provides the Company the opportunity to aggressively advance new and existing growth opportunities. Nearly 118,000 metres of drilling are planned across all sites in 2011, with an additional 46,425 metres of aircore drilling budgeted for Essakane. The planned drilling comprises a significant proportion of the overall budget and an important allocation of expenditures in resource development. It further reflects the Company’s strategic commitment to organic growth “through the drill bit.” An exploration office was re-opened in Val-d’Or in 2010 as part of a plan to reactivate several dormant exploration projects in the Abitibi region of Quebec.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Drilling at near-mine and greenfield exploration sites is projected to exceed 500,000 metres in 2011.

(in $ millions)	Capitalized	Expensed	Total
	$	$	$
2011
Near-mine exploration and evaluation	40.3	8.3	48.6
Greenfield exploration projects	0.9	42.6	43.5

	41.2	50.9	92.1

CAPITALIZED EXPLORATION EXPENDITURES

Near-mine exploration and resource development work was in progress during 2010 at Westwood, in addition to significant mine site exploration programs at Rosebel, Niobec, Mouska and Essakane.

South America – Suriname – Rosebel

In alignment with the 2010 corporate objectives for organic growth, the 2010 reserve development and delineation program at Rosebel was designed to extend resources along strike and at depth, to identify new resources near the known deposits, and to convert resources into reserves at a rate exceeding mine depletion. During the fourth quarter of 2010, 17,868 metres of diamond core drilling were completed, bringing the 2010 total to over 94,000 metres. Additionally, geochemical auger sampling, shallow trenching, and field mapping were conducted on prospective areas adjacent to the known deposits.

The program was successful in many aspects, and the confidence level of both the reserves and resources was increased. Significant resources were added to the reserve base. At the end of 2010, attributable measured and indicated mineral resources (inclusive of mineral reserves and depletion replacement) increased by 0.7 million ounces to 7.5 million attributable ounces compared to the end of 2009. Attributable proven and probable mineral reserves at Rosebel increased by 1.1 million ounces (net of depletion during 2010).

Three significant near-mine exploration targets were further developed during the 2010 program. Near the Rosebel deposit, step-out drilling traced the extension of multiple sub-parallel gold mineralized zones east of the current pit design for 700 metres. Two kilometres east and along strike of the Pay Caro deposits, anomalous drill results were followed up with additional surface work and diamond drilling, which clearly identified a fold controlled vein system similar to the East Pay Caro deposit. In the Pay Caro pit area, a low grade system identified in the northwest pushback was targeted and was found to contain higher grade and volumes below the previously drilled near-surface intersections. All three areas will be followed up in 2011 as part of the planned 95,000-metre resource delineation program, in addition to the search for additional opportunities.

Africa – Burkina Faso – Essakane

Resource development drilling resumed in the fourth quarter of 2010 after the rainy season, contributing to over 40,000 metres (8,579 metres during the fourth quarter of 2010) drilled during the year. The focus of the 2010 step-out and infill drill campaign was on the immediate northern and southern extensions of the Essakane Main Zone (“EMZ”) and on the eastern down-dip flank of the deposit. While several significant intersections were encountered in all zones, the northern on-strike extensions of the EMZ have shown the most promising and consistent results to date and the highest potential for increasing reserves.

In addition to the delineation drilling noted above, extensive drilling, totaling 30,327 metres of combined reverse circulation and diamond drilling, was carried out along the projected northwest and southeast trends of the EMZ. Exploration to the northwest intersected significant gold mineralization at potentially economic depths for more than one kilometre past the established resource. Exploration along widely spaced fences of reverse circulation holes to the southeast, and approximately one kilometre south of the EMZ resource, encountered narrow and sporadic gold mineralized intercepts. Drilling will continue in 2011 in both areas with the primary objective to expand the northern limits of the current EMZ resource beyond the Gorouol River.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Elsewhere within the mine permit, three previously unknown drill targets were identified within eight kilometres of the Essakane mill and mine infrastructure beneath thin sand sheets. The windblown sands cover significant portions of the Essakane land package and are first evaluated with systematic aircore drilling. The highest priority target is located south of the Falangountou deposit where assay values of as much as 5.5 g/t Au were intercepted at shallow depths. These targets, as well as other targets identified during the 2010 exploration program, provide excellent potential for discovery of new resources and will be the focus of aggressive exploration in 2011. Drilling resumed in January 2011 with the objective to discover new sources of oxide feed for Essakane.

An aggressive in-fill and step-out drilling campaign will be a priority of the 2011 drilling program, and 50,000 metres of drilling (25,000 metres of diamond drilling and 25,000 metres of reverse circulation drilling) are planned within a total budget of $6.6 million. Additionally, 37,100 metres of drilling are planned for continued exploration within the mine permit as part of the $5.3 million exploration budget that is independent of the resource delineation work.

Canada – Quebec – Mouska

The 36,600-metre underground diamond drill program initiated in the second quarter of 2010 was 25% complete (9,240 metres) in the fourth quarter of 2010 with approximately 3,800 metres of drilling during the quarter. The exploration and resource delineation program is targeting Zone 47, a newly recognized subsidiary vein structure located only 35 metres north of existing workings. Work to date has confirmed the geologic reinterpretation of historic drill results that led to the discovery of Zone 47, and established continuity of the vein structure both horizontally and vertically. At the end of 2010, more than 70,000 tonnes at an average grade of 11.9 g/t Au were added to the reserves, and resource conversion drilling was in progress on additional resources. Zone 47 remains open at depth and to the west.

Canada – Quebec – Niobec

A total of 17,365 metres of step-out and resource delineation drilling were completed at Niobec in 2010. A similar plan is in place for 2011 with 17,000 metres of delineation drilling planned for exploration and resource conversion, and to provide for more robust mine development planning. Included in the 2011 plan is a provision for 9,000 metres of step-out drilling for the western sector of the mine, and to further explore the depth extension of the deposit.

GREENFIELD EXPLORATION EXPENSES

During 2010, the Company’s exploration team had an on-site presence in 10 countries within North and South America and Africa, including greenfield exploration work on regional land positions in proximity to the Company’s operating mines at Essakane and Rosebel. An exploration office was re-opened in Val-d’Or in 2010 as part of a plan to reactivate three projects in the Abitibi region of Quebec and expand the Company’s exploration presence.

South America – Brazil

A total of 6,241 metres of diamond drilling was carried out during 2010 to evaluate several early-stage project areas located in the Minas Gerais mining district and in southern Para State. In the fourth quarter of 2010, the Company completed a 3,668-metre drill campaign on the Company’s wholly owned Congonhas project, located in the historic Minas Gerais gold mining district of Brazil. Narrow intercepts of gold mineralization were encountered during the 2010 program with peak assay values of 2.61 g/t Au over 3.48 metres in FVG-020 and 4.58 g/t Au over 0.42 metres in FVG-031. The 30-kilometre-long property package and mineralized trend has been explored with several drill campaigns by the Company since 2007. Additional drill targets remain in the northern sector of the property, but the Company is examining various alternatives for continued exploration on the project. IAMGOLD holds over 1,050 square kilometres of exploration lands elsewhere in the Minas Gerais district that will be the subject of additional work.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

The scout diamond drilling campaign on the Company’s Para concessions was completed early in the fourth quarter of 2010, with a total of nineteen holes for 2,573 metres drilled during the year. All holes intersected intervals of hydrothermal alteration enveloping quartz-pyrite vein stockworks and breccias, with the best results grading 14.6 g/t Au over 0.83 metres in FVE-001, 6.1 g/t Au over 1.4 metres and 8.3 g/t Au over 0.64 metres in FVE-012, all within a significant gold mineralizing system. The 2011 exploration program aims to advance the understanding of the resource potential of this system and expand the regional exploration coverage to identify similar occurrences elsewhere within the Company’s 1,200-square-kilometre land package.

South America – Peru

The Company carried out exploration on four early stage projects in 2010 including a 2,900-metre diamond drill campaign on the wholly owned Candelaria project in southern Peru. In 2011, drill campaigns are planned on three exploration projects including Candelaria, in addition to regional surveys and examination of acquisition opportunities.

South America – Guyana

In September 2010, Stronghold Metals Inc. (“Stronghold”) entered into a definitive earn-in and joint venture agreement with IAMGOLD on the Company’s Eagle Mountain gold project in Guyana. Stronghold has the option to acquire 100% of the property under certain circumstances and upon completion milestones that include minimum exploration expenditures of $3.5 million. If Stronghold completes the requirements under the option, acquires 100% of the property and receives a mining permit for the project, the total consideration to be paid to IAMGOLD is up to $11 million and the issuance of 6 million Stronghold shares.

South America – Suriname

In Suriname, 16 kilometres north of the Rosebel mine, extensive exploration was carried out in 2010 on the Company’s Charmagne gold discovery, including 10,387 metres of core drilling in 76 holes. Preliminary metallurgical test work is complete, and geology and resource modeling is nearing completion. A preliminary concept study is scheduled for the first quarter of 2011 to provide the basis for a constrained in-pit inferred resource and economic justification for further work.

A 12-hole diamond drill hole program was completed at the Kraboe Doin prospect located 18 kilometres south of the Rosebel mine complex. A large cluster of zones anomalous in gold extend over more than 8 kilometres, and the 2010 program tested the eastern portion with plans to resume drilling in early 2011. In 2011, the Company plans more than 15,500 metres of diamond drilling on grassroots and near-mine exploration in Suriname. This drilling is in addition to the minimum 95,000-metre resource expansion program planned for the Rosebel mine area.

Africa – Burkina Faso – Essakane

During the fourth quarter of 2010, exploration work continued on the Company’s 1,283-square-kilometre block of exploration concessions surrounding the mine permit. A multi-year aircore drilling program is being carried out over areas covered with thin sheets of windblown sands, and 12,432 metres were completed during the year. The sands cover significant portions of the Company’s concession area and limit the use of traditional surface geochemical sampling techniques. Exploration will focus on established gold mineralized trends closest to the Essakane infrastructure, most notably the more than 10-kilometre-long gold anomalous Korizena trend, and the Alkoma 2 prospect.

Africa – Mali – Kalana Joint Venture

Subject to the terms of an agreement with Avnel Gold Mining Limited (“Avnel”), the Company has the right to earn a 51% interest in the Kalana joint venture by spending $11 million over three years and making a second payment of $1 million to Avnel by August 2010. The Company may also increase its share of the available interest in the project up to 70% upon delivery of a feasibility study, or up to 65% if Avnel elects to participate in the study. The prescribed $1 million cash payment was made to Avnel during the year, and at December 31, 2010, $6.9 million in exploration expenditures had been expended on the property in fulfillment of the $11 million earn-in condition.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

The Company has made significant progress in constructing a detailed and predictive geologic model of the Kalana mineralization system. Significant gold mineralization has been intersected beyond the limits of the Kalana high-grade underground operation and on the Kalanako satellite zone located only three kilometres east of the deposit. Systematic drill testing recommenced in January 2011 with two diamond drills within the mine area as part of a 34,500-metre combined diamond and reverse circulation drill program of $8 million. The exploration program is designed to develop a preliminary resource estimate that incorporates the known high-grade veins with the potential bulk minable material in the surrounding mineralized envelopes. Satellite zones, such as Kalanako, offer significant upside potential and will be an important part of the 2011 exploration program.

The previously reported remedial drill sample re-assay program initiated in October in response to sample preparation irregularities is about 85% complete and is now expected to be finished in the first quarter of 2011. The preliminary re-assay results returned to date show increased gold values from earlier results, and the Company is confident that the re-assay program will support the exploration potential as interpreted by IAMGOLD’s exploration team.

Africa – Mali – Fougadian Joint Venture

In December 2010, the Company entered into an option-to-joint-venture agreement with Avnel to acquire an initial 51% interest of the available 90% interest, in a 147-square-kilometre concession package located immediately south of the Kalana mine permit. The Company may acquire an additional 19% interest (total 70%) upon completion of certain conditions including establishing a minimum gold resource of 250,000 ounces. Fougadian had been previously explored by Avnel, and the combined permit area consolidates more than 534 square kilometres of prospective exploration lands within the prolific Proterozoic Birimian gold terrane that is host to all principal gold mines in West Africa. A detailed airborne magnetic survey acquired by the Company revealed regional structural controls on gold mineralization extending from Kalana southwards through the 20-kilometre-long land package.

Africa – Mali – Siribaya Joint Venture

The Siribaya advanced exploration gold project in Mali is held under an option to joint venture with Merrex Gold Inc. (“Merrex”). IAMGOLD can earn a 50% interest in the project by incurring C$10.5 million in exploration expenses, and at the end of 2010 the Company had expended C$6.8 million towards this earn-in condition. Drilling to date on the Siribaya trend has focused on four kilometres of an eight- to nine-kilometre-long gold mineralized structural corridor defined by geochemistry and geophysics. Significant intercepts have been recorded within the mineralized corridor and on trend with the established resource areas described by Merrex.

A minimum C$3.0 million budget for 2011 will include 17,000 metres of reverse circulation drilling. The program is designed to systematically test the mineralized corridor on wide-spaced 500-metre sections for more than three kilometres beyond the limits of the existing drill coverage.

A sub-parallel mineralized zone, Bambadinka, is a priority satellite target located two kilometres west of the Siribaya trend and has been delineated for four kilometres in a north-south direction using mechanized auger drilling. Bambadinka, as well as other promising satellite targets, will be tested as part of the 2011 program.

Canada – Quebec

In February 2011, the Company subscribed to a private placement of DIOS Exploration Inc. (“DIOS”) in an amount of C$1.2 million for 3,428,572 common shares, representing 8.95% of the issued and outstanding shares of DIOS, at a price of C$0.35 per share. No less than 80% of the proceeds will be committed to their Shipshaw project, a potential rare earth-bearing carbonatite complex, located seven-kilometres south of the IAMGOLD’s Niobec mine. IAMGOLD is further granted an exclusive option to enter into an option-to-joint-venture agreement to earn 60% of DIOS’s interest in the project within two years of the private placement, exercisable no earlier than one year of the private placement or DIOS having completed exploration spending of 80% of the placement.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

FINANCIAL POSITION

Financial Risks

The Company manages capital and its exposure to financial risks by ensuring it has sufficient financial capacity to support its operations, current mine development plans and long-term growth strategy.

The Company is subject to various financial risks that could have a significant impact on profitability and financial conditions. These risks include liquidity risk, credit risk and financial market conditions relating to interest rates, gold price, oil price and currency rates.

Liquidity risk and capital resources

Liquidity risk is the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company has treasury policies designed to support management of liquidity risk by proactively mitigating exposure through cash management, including forecasting its liquidity requirements with available funds and anticipated operating cash flows.

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, repay existing debt or sell gold bullion.

The Company ended the year with a strong balance sheet, having $411.3 million in cash, cash equivalents and gold bullion evaluated at market value, compared to $300.1 million at the end of 2009. This increase is mainly due to record cash flow from operating activities of $415.1 million, partially offset by capital expenditures in mining assets and exploration and development projects.

The Company issued flow-through shares related to the Westwood project, and the Company’s warrants were exercised, as described in note 21 of the Company’s consolidated financial statements.

On March 25, 2010, the Company increased its $140.0 million secured revolving credit facility to a $350.0 million unsecured revolving credit facility (refer to note 17 of the consolidated financial statements). As at December 31, 2010, no funds were drawn against this credit facility. In addition, on April 23, 2010, the Company entered into a $50.0 million revolving facility for the issuance of letters of credit. As at December 31, 2010, $18.2 million in letters of credit were outstanding to guarantee certain asset retirement obligations.

The filing of a base shelf prospectus in 2009 with the securities regulators in each province and territory of Canada (except for Quebec), and a corresponding registration statement with the SEC in the United States, allows the Company to make offerings of common shares, warrants, debt securities, subscription receipts or any combination thereof of up to $700 million until August 29, 2011. The Company plans to renew this base shelf prospectus in 2011.

In February 2011, IAMGOLD received $49 million for the sale of its La Arena project, and on February 24, 2011, IAMGOLD entered into an agreement for a private placement of flow-through shares. The issuance of 1.7 million shares at a price of $25.48 per share raised gross proceeds of C$43.3 million.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Cash and Cash Equivalents

December 31	2010	2009
(in $ millions)	$	$
Cash	269.2	182.6
Cash equivalents: Short-term deposits with initial maturities of less than three months	1.6	8.8

Cash and cash equivalents	270.8	191.4

Gold Bullion

December 31	2010	2009
Ounces held (oz)	100,001	99,999
Weighted average acquisition cost ($/oz)	404	404
Acquisition cost ($ millions)	40.4	40.4
End of year spot price for gold ($/oz)	1,406	1,088
End of year market value ($ millions)	140.6	108.7

Gold bullion is held in the accounts of reputable and authorized counterparties, which include Canadian chartered banks, refineries, metals dealers and foreign banks as reviewed and approved by senior management on a continual basis. For accounting purposes, gold bullion is valued at cost in the Company’s consolidated balance sheet. In 2010, the Company purchased two ounces of gold. In 2009, the Company sold 73,705 ounces of its gold bullion at an average price and cost of $901 and $404, respectively, with proceeds of $66.4 million and a gain before income taxes of $36.6 million.

Working Capital

December 31	2010	2009
Working capital ($ millions)	345.6	264.8
Current working capital ratio	2.4	2.2

During 2010, working capital increased by $80.8 million mainly due to increased cash and cash equivalents.

Contractual Obligations

Contractual obligations as at December 31, 2010, are presented in tabular form below. These obligations will be met through available cash resources and operating cash flows.

	Payments Due by Period
(in $ millions)	Total	Less than 1 Year	2–3 Years	4–5 Years	After 5 Years
	$	$	$	$	$
Capitalized expenditures commitments	32.2	32.2	—	—	—
Purchase obligations	41.2	41.2	—	—	—
Operating leases	5.9	1.9	2.6	1.1	0.3
Termination benefits	2.6	2.3	0.3	—	—
Asset retirement obligations	230.9	4.8	17.5	15.5	193.1

Total contractual obligations	312.8	82.4	20.4	16.6	193.4

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Capital expenditures commitments relate to contractual commitments to complete facilities at some of the Company’s mines. Purchase obligations relate to agreements to purchase goods and services that are enforceable and legally binding on the Company. Operating leases refer to total payment obligations related to operating lease agreements.

Termination benefits relate to the Doyon division. The Mouska mine, originally scheduled to close at the end of 2009, has been extended into early 2012. In 2010 and 2009, termination benefits provisions were reduced due to mine life extension at the Mouska mine and the continued employment of certain Doyon mine employees at the Westwood and Essakane sites.

The Company also holds hedging contracts that are described below. Production from certain mining operations are subject to third-party royalties and management fees as described in note 29 of the Company’s annual consolidated financial statements.

Asset retirement obligations

Asset retirement obligations are the Company’s attributable share of the estimated decommissioning and rehabilitation costs that will be incurred at the Company’s mines. The timing of the expenditures is dependent upon the actual life of mine achieved.

The Company’s activities are subject to various laws and regulations regarding environmental restoration and closure provisions, for which the Company estimates future costs. These provisions may be revised on the basis of amendments to such laws and regulations and the availability of new information such as changes in reserves corresponding to a change in the mine life, acquisition or construction of new mines. According to management’s estimate, cash flows provided by the Company’s operations and expected from the sale of residual equipment will be sufficient to meet the payment obligations.

As at December 31, 2010, the Company had letters of credit in the amount of $18.2 million to guarantee asset retirement obligations.

Every year, the Company re-evaluates the asset retirement obligation for each site. This revaluation results in changes to estimated amounts of cash flows required to settle these obligations. At December 31, 2010, estimated undiscounted amounts of cash flows required to settle the obligations, expected timing of payments and the average credit-adjusted risk-free rate assumed in measuring the asset retirement obligations were as follows:

(in $ millions)	Undiscounted Amounts Required	Expected Timing of Payments	Average Credit- Adjusted Risk-Free Interest Rate
	$
Rosebel mine	42.2	2011–2028	6.43%
Essakane mine	16.6	2020–2034	6.25%
Doyon mine	113.6	2011–2041	5.65%
Mouska mine	2.3	2012–2020	4.36%
Westwood project	2.5	2029–2040	5.78%
Mupane mine	9.2	2011–2016	4.36%
Sadiola mine (41%)	19.9	2011–2038	5.60%
Yatela mine (40%)	12.1	2011–2021	4.55%
Niobec mine	8.6	2011–2029	5.76%
Other sites	3.9	2011–2109	4.03%–5.73%

	230.9

At December 31, 2010, a liability of $139.7 million, representing the discounted value of these obligations, is included in the Company’s consolidated balance sheet. The increase in obligations during 2010 was mainly related to revision in the estimated cash flows and timing of payments, and accretion expenses. The increase in estimated cash flows and timing of payments was mainly related to the Doyon closed property due to changes to remediation plans. Disbursements, totaling $3.3 million, were incurred during 2010 (2009 – $6.7 million).

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

In 2010, Westwood and Essakane were granted their ISO 14001 Environmental Management System certification. Each of the Company’s mines, except the Mupane mine, is certified under the ISO 14001 standard for environmental management.

Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The maximum amount of credit risk is equal to the balance of cash and cash equivalents, receivables, and derivative assets. The Company holds cash and cash equivalents in creditworthy financial institutions and does not hold any asset-backed commercial paper. The credit risk related to the Company’s receivables is considered minimal.

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. For hedging activities, it is the risk that the fair value of a derivative might be adversely affected by a change in underlying commodity prices or currency exchange rates and that this in turn affects the Company’s financial condition.

The Company mitigates market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken, establishing trading agreements with counterparties under which there is no requirement to post any collateral or make any margin calls on derivatives. Counterparties cannot require settlement solely because of an adverse change in the fair value of a derivative.

Market risk comprises three types of risk:

•	share, gold and commodity market price risk,

•	currency risk, and

•	interest rate risk.

Marketable securities and warrants

IAMGOLD holds certain marketable securities following the settlement of specific transactions (e.g., disposal of a project in exchange for the shares of the counterparty) or as a strategic investment. These investments relate to mining companies which are part of a volatile market. Share market price exposure risk is related to the fluctuation in the market price of marketable securities.

In 2010, the Company sold some of its investments in marketable securities and is planning to additional investments in 2011. Gains of $21.0 million during 2010 (2009 – $2.5 million) were recognized in the consolidated statement of earnings. At the end of the year, the Company reviewed the value of marketable securities for other-than-temporary impairment based on both quantitative and qualitative criteria and determined that no impairment charge was required in 2010 (2009 – $4.6 million impairment charge recorded in other expenses). The Company accounted for the related unrealized changes in the quoted share market value as disclosed in note 15 of the Company’s consolidated financial statements.

The Company also has share purchase warrants held in investments included in other long-term assets on the consolidated balance sheet. The unrealized gain or loss related to changes in fair value is reported under derivative gain or loss in the consolidated statement of earnings. An unrealized gain of $4.0 million related to the change in the fair value of warrants held as investments was recorded in 2010 (2009 – $2.3 million unrealized gain).

At December 31, 2010, the impact of a change of 10% in the fair value of marketable securities and warrants would have resulted in a change in unrealized net of tax gain/loss of $5.8 million that would be included in other comprehensive income, and a change of $0.4 million in net earnings.

Derivative instruments

Commodity prices in the gold industry are facing significant volatility, and all of the factors that determine them are beyond the Company’s control. The Company is focused on controlling cost at its existing mining operations and deploys hedging strategies to manage its commodity and currency risk.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

The Company enters into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of the Mupane mine’s gold production, its requirement of Canadian dollars and of euros, and its expected consumption of diesel and aluminum. At the end of 2010, there were no outstanding derivative contracts except for a portion of the Mupane mine’s gold production. The Company may enter into option contracts to hedge a portion of its exposure to the Canadian dollar, the euro, heating oil and aluminum for 2011.

At year end, fair values of the Company’s derivatives were as follows:

December 31	2010		2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
(in $ millions)	$	$	$	$
Derivatives – Gold option contracts	(11.8)	(11.8)	—	—
Derivatives – Currency contracts	—	—	0.1	0.1
Derivatives – Heating oil option and swap contracts	—	—	2.7	2.7
Derivatives – Aluminum option contracts	—	—	0.2	0.2

	(11.8)	(11.8)	3.0	3.0

Gold market price risk

The market risk related to the fluctuation in the price of gold has an impact on the fair value of the gold forward contracts.

Due to Mupane’s short life of mine and to secure its margin, at the beginning of 2010 the Company entered into gold option contracts to protect the majority of the mine’s production for 2010, 2011 and 2012. These hedges are intended to support a positive operating cash flow from the limited life of the operation. As of December 31, 2010, the options provided protection on 52,800 ounces in 2011 at prices between $1,000 and $1,400 per ounce and on 54,000 ounces in 2012 at prices between $1,000 and $1,500 per ounce. The total of these option contracts provides hedges of in excess of 80% of the expected production through 2013. During 2010, option contracts for 25,200 ounces of gold expired without being exercised while option contracts for 16,400 ounces were exercised.

Fair value adjustments (unrealized loss on contracts) and realized losses on deliveries were recognized during 2010 and recorded as follows:

Years ended December 31	2010	2009
(in $ millions)	$	$
Unrealized loss on contracts – Mupane	11.8	—
Unrealized loss on contracts – EURO Ressources	—	1.6
Realized loss – Mupane	0.9	—

Total included in derivative loss	12.7	1.6

December 31	2010		2009
	Carrying Value	Fair Value	Carrying Value	Fair Value
(in $ millions)	$	$	$	$
Gold option contracts (Mupane)
Expiring in 2011	(5.5)	(5.5)	—	—
Expiring in 2012	(6.3)	(6.3)	—	—

	(11.8)	(11.8)	—	—

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

As at December 31, 2010, the valuation of the remaining gold option contracts was based on a gold price of $1,410 per ounce and, following the assumption of an increase or a decrease of $100 per ounce, would have been as follows:

	December 31, 2010 $1,410/oz	Increase of $100/oz at $1,510/oz	Decrease of $100/oz at $1,310/oz
	Fair Value	Fair Value	Fair Value
(in $ millions)	$	$	$
Gold option contracts	(11.8)	(19.0)	(6.2)

Currency exchange rate risk

Movements in the Canadian dollar and the euro against the U.S. dollar have a direct impact on the Company’s financial statements. International operations have exposure to currencies; however, metal sales are mainly transacted in U.S. dollars and a significant portion of each international operation’s cost base is denominated in U.S. dollars.

In 2010 and 2009, the Company used foreign exchange contracts to mitigate the risk of variability of the U.S. dollar compared to the Canadian dollar, South African rand and the euro.

At the end of 2010, there were no outstanding currency contracts. The Company may enter into option contracts to hedge up to 75% of its exposure to the Canadian dollar and the euro for 2011. The Company’s objective is to hedge its exposure to the Canadian dollar requirement due to capital expenditures required to advance the Westwood project and operating and capital expenditures at the Niobec and the Essakane mines.

Fair value adjustments were recognized during the year and recorded as an unrealized derivative gain or loss. A realized loss of $0.7 million related to the derivative contracts was also accounted for in 2010. In addition, in April 2010 one of the Company’s subsidiaries entered into a foreign exchange forward contract with its financial institution to mitigate the impact of foreign exchange changes on the issuance premium to be paid in euros in May 2010. The forward price agreed to was €1 for $1.3570 and on the day of maturity the exchange rate was €1 for $1.2201 resulting in a realized derivative loss of $2.4 million during the second quarter of 2010.

Years ended December 31	2010	2009
(in $ millions)	$	$
Unrealized gain on contracts	—	(0.6)
Realized loss (gain)	3.1	(2.9)

Total included in derivative loss (gain)	3.1	(3.5)

Foreign exchange loss or gain

The foreign exchange loss in 2010 was $1.7 million compared to a foreign exchange gain of $27.0 million in 2009. The majority of the foreign exchange loss during 2010 and the gain in 2009 were related to the impact of foreign exchange variation on cash held in Canadian dollars. The amount was larger in 2009 resulting from the equity financing in Canadian dollars during the first quarter of 2009.

In relation to cash held in foreign currencies at the end of 2010, a 10% weaker currency against the U.S. dollar would have negatively impacted net earnings by $1.9 million net of tax impact. A 10% stronger currency against the U.S. dollar would have positively impacted net earnings by $2.3 million net of tax impact.

Heating oil option contracts and fuel market price risk

Diesel is a key input to extract tonnage and, in some cases, to wholly or partially power operations. Since fuel is produced by the refinement of crude oil, changes in the price of oil directly impact fuel costs. The Company believes there is a strong relationship between prices for heating oil prices and diesel. Since heating oil is traded in an active market, the Company uses heating oil swap and option contracts to mitigate the risk of oil price volatility on fuel consumption.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

In 2010, the Company entered into swap and option contracts to hedge 11,970,000 gallons or 50% of 2010 planned fuel requirements at the Rosebel, Essakane, Mupane, Sadiola, and Yatela operations. The net premium paid on the option contracts to hedge the planned requirements was $1.6 million (premium average price of $0.19 per gallon).

At the end of 2010, there were no outstanding heating oil contracts. The Company may enter into option contracts to hedge up to 75% of its exposure for 2011.

Fair value adjustments were recognized during the year and recorded as an unrealized derivative loss. A realized gain of $0.1 million (net of the premium paid of $1.6 million) relating to the derivative contracts was also accounted for in 2010.

Years ended December 31	2010	2009
(in millions $)	$	$
Unrealized gain on contracts expiring in 2009	—	(0.8)
Unrealized loss (gain) on contracts expiring in 2010	1.1	(1.1)
Realized loss (gain)	(0.1)	2.0

Total included in derivative loss	1.0	0.1

Aluminum option contracts and market price risk

Aluminum is a key input in the production of niobium. In 2009, the Company entered into contracts to limit the impact of fluctuations of aluminum prices and to economically hedge approximately 20% of its future consumption of aluminum for 2010 at the Niobec mine. The valuation of these contracts was based on an aluminum price of between $1,667 and $2,076 per metric tonne, at no cost, for the 2010 consumption. At December 31, 2010, there were no outstanding aluminum option contracts. The Company may enter into option contracts to hedge a portion of its exposure for 2011.

Fair value adjustments were recognized during the year and recorded as an unrealized derivative loss. A realized gain of $0.1 million related to the derivative contracts was also accounted for in 2010.

Years ended December 31	2010	2009
(in millions $)	$	$
Unrealized loss (gain) on contracts expiring in 2010	0.2	(0.2)
Realized gain on contracts expiring in 2010	(0.1)	—

Total included in derivative loss (gain)	0.1	(0.2)

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Shareholders’ Equity

At the end of 2010, the Company announced an annual dividend payment of $0.08 per share (2009 – $0.06 per share), totaling $29.8 million, which was paid on January 14, 2011 ($22.1 million in 2009 paid on January 12, 2010). The Company also reported that, in future, it plans to pay its dividend semi-annually.

Number	December 31, 2010	March 22, 2011
Shares issued and outstanding	372,849,289	374,691,829
Share options	4,732,649	4,541,442

The increase in the number of shares issued and outstanding since December 31, 2010, is due to the exercise of options and issuance of flow-through shares. On February 24, 2011, IAMGOLD entered into an agreement for a private placement of flow-through shares. The issuance of 1,700,000 shares at a price of $25.48 per share raised gross proceeds of C$43.3 million.

Non-controlling Interests

The non-controlling interests relate to the minority partners’ interests in Rosebel Gold Mines N.V. (the Rosebel mine), EURO Ressources S.A., La Arena S.A. (the La Arena project), and Orezone Resources Inc. (the Essakane mine).

RELATED PARTY TRANSACTIONS

In 2010, 2009 and 2008, there were no material related party transactions.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission (SEC), under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”).

Disclosure Controls and Procedures

As at the end of the period covered by this MD&A and accompanying consolidated financial statements, the CEO and the CFO have reviewed and evaluated the design and effectiveness of the Company’s disclosure controls and procedures. Based on that evaluation, the CEO and the CFO have concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2010.

Internal Controls over Financial Reporting

Management of the Company, with the participation of the CEO and the CFO, is responsible for establishing and maintaining adequate internal controls over financial reporting. The Company’s internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.

Management, including the CEO and the CFO, evaluated the design and effectiveness of the Company’s internal control over financial reporting as at December 31, 2010. In making its assessment, management, including the CEO and the CFO, used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission over Internal Control – Integrated Framework. The evaluation included review of the documentation of controls, evaluation of the design and testing the operating effectiveness of controls, and a conclusion on this evaluation. Based on their evaluation, the CEO and the CFO have concluded that the Company’s internal control over financial reporting was effective as at December 31, 2010.

There have been no significant changes in the Company’s internal control over financial reporting for 2010.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO believes that any disclosure controls and procedures and internal controls over financial reporting, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

CRITICAL ACCOUNTING ESTIMATES

The Company’s consolidated financial statements are prepared in conformity with Canadian generally accepted accounting principles (“GAAP”). The significant accounting policies for the purposes of Canadian GAAP are described in note 2 of the Company’s annual consolidated financial statements.

Preparation of the consolidated financial statements requires management to make estimates and assumptions. The Company considers the following estimates to be the most critical in understanding the uncertainties that could impact its results of operations, financial condition and cash flows.

Mineral Reserves and Mineral Resources

Mineral reserve and resource estimates include numerous uncertainties and depend heavily on geological interpretations and statistical inferences drawn from drilling and other data, and require estimates of the future price for the commodity in question and the future cost of operations. Actual production costs may be different than estimated production costs due to many factors, including increasing costs of inputs such as labour, energy and consumables as well as higher royalty expenses related to the price of gold.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Level of production may also be affected by other factors such as weather and supply shortages. Results from drilling, testing and production, as well as material changes in metal prices subsequent to the date of an estimate, may justify revision of such estimates.

The key operating parameters to determine mineral reserves and resources are summarized below. For more information, refer to the detailed presentation of reserves and resources included in the 2010 annual report and at the Company’s website (www.iamgold.com).

	2010		2009		2008
Weighted average gold price used for:
Gold reserves ($/oz)	937	(a)	833	(c)	658	(e)
Gold resources ($/oz)	1,053	(b)	977	(d)	703	(e)

Niobium sale price
Niobium reserves and measured and indicated resources ($/kg Nb)	25.00		25.00		26.00
Niobium inferred resources ($/kg Nb)	37.50		25.00		26.00
Foreign exchange rate (C$/US$):
Reserves and measured and indicated resources	1.15		1.15		1.10
Inferred resources	1.05		1.15		1.10

(a)

Mineral reserves have been estimated at December 31, 2010, using a gold price of $975 per ounce for Rosebel and Essakane mines, $1,200 per ounce for Mouska (with a foreign exchange rate of 1.05C$/US$) and Mupane mines, $900 per ounce for the Sadiola mine, and $1,000 per ounce for the Yatela mine. Mineral reserves have been estimated at June 30, 2010 for the Tarkwa and Damang mines using $925 per ounce. Mineral reserves for the Quimsacocha project were estimated in July 2008 using $750 per ounce.

(b)

Mineral resources have been estimated at December 31, 2010, using a gold price of $1,100 per ounce for Rosebel, Essakane and Sadiola mines, $1,200 per ounce for the Doyon division (with a foreign exchange rate of 1.05C$/US$ for Mouska and 1.10C$/US$ for the Doyon mine), and Mupane mines, and $1,180 per ounce for the Yatela mine. Mineral resources have been estimated at June 30, 2010 for the Tarkwa and Damang mines using $1,000 per ounce.

(c)

Mineral reserves have been estimated using a gold price of $850 per ounce except for the Tarkwa and Damang mines using $800 per ounce (as at June 30, 2009), the Sadiola and Yatela mines using $880 per ounce, and the Sadiola deep sulphide project using $800 per ounce (as at October 31, 2009).

(d)

Mineral resources have been estimated using a gold price of $1,000 per ounce, except for the Sadiola and Yatela mines using $1,025 per ounce, and Quimsacocha using $700 per ounce (July 2008). Resources of the Tarkwa and Damang mines were estimated as at June 30, 2009.

(e)

Mineral reserves and resources have been estimated using a gold price of $700 per ounce, except for the Tarkwa and Damang mines using $650 per ounce, the Yatela mine using $870 per ounce, the Essakane project using $600 per ounce, and the Camp Caiman project using $425 per ounce.

Purchase Price Allocation

Business combinations are accounted for under the purchase method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at fair value as of the date of acquisition, with the excess of the purchase price over such fair value recorded as goodwill. The determination of fair value requires management to make assumptions and estimates about future events. The Company also retains outside specialists to assist in determining the final allocations of the fair values for certain assets. The assumptions and estimates with respect to determining the fair value of assets acquired and liabilities assumed generally require a high degree of judgement and include estimates of mineral reserves and resources acquired, future commodity prices, discount rates and foreign exchange rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities assumed could have an impact on the allocation of the fair value to balance sheet items and on future results.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Depreciation, Depletion and Amortization

Mining assets and any fair value increment related to the original acquisition of the working interests are amortized over the estimated economic life of the mine. If the expected useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life on a straight-line basis. Amounts relating to values beyond proven and probable (“VBPP”) reserves are not amortized until the related resources are converted into reserves.

Amortization of producing royalty interests is calculated using the units-of-production method with an estimated economic life of mine corresponding to the property’s reserves and resources. In the estimation of the units of production, the nature of the orebody and the method of mining the orebody are taken into consideration. Changes in the mineral reserves estimate will result in changes to the depreciation and amortization charges over the remaining life of the operation.

Impairment of Long-Lived Assets

The carrying amounts shown on the balance sheet for long-lived assets are regularly tested for impairment of value as described in note 2 of the Company’s annual consolidated financial statements on significant accounting policies.

The Company evaluates long-lived assets to determine whether current events, economic conditions and circumstances indicate that the carrying amount may no longer be supportable. The fair values are based, in part, on certain factors that may be partially or totally outside of the Company’s control. The Company’s fair value estimates are based on mineral reserves and resources as mentioned above and on numerous assumptions. If the Company fails to achieve its valuation assumptions or if one of its reporting units experiences a decline in its fair value this may result in an impairment charge. The impairment charge may be significant and could have a material effect on the Company’s financial position and results of operation.

Impairment of Goodwill

The carrying value of goodwill on the balance sheet is not amortized and is tested for impairment at least annually or when there is evidence of potential impairment as described in note 2 of the Company’s annual consolidated financial statements. The fair value of each reporting unit, which includes goodwill, is compared to the total carrying amount (including goodwill) of that reporting unit. If the fair value exceeds the carrying value, goodwill is not considered to be impaired. If the fair value is less than the carrying value, the fair values of the assets and liabilities within the reporting unit are estimated. The difference between the fair value of the identifiable assets and liabilities within the reporting unit and the fair value of the entire reporting unit represents the implied fair value of the goodwill of the reporting unit. When the carrying value of goodwill exceeds the implied fair value, the excess is charged to earnings in the period in which the impairment is determined. Due to the fact that each reporting unit has a finite reserve life, goodwill impairment charges are inevitable. The Company cannot predict if an event that triggers impairment will occur, when it will occur or how it will affect the asset amounts reported. However, the Company believes that these estimates are reasonable and consistent with current conditions, internal planning and expected future operations.

Fair Value of Financial Instruments

The Company has financial instruments recorded at fair value on the balance sheet. Cash and cash equivalents are designated as held-for-trading and are recorded at fair value.

Investments in marketable securities designated as available-for-sale are accounted for at their fair value, which is determined based on the last quoted market price. Changes in market value as well as the related tax impact are accounted for in other comprehensive income (“OCI”) until the marketable security is sold or is determined to be other than temporarily impaired. When marketable securities are sold or are determined to be other than temporarily impaired, the related accumulated change in OCI is reversed and the actual gain or loss on disposal or the impairment charge is accounted for in the consolidated statement of earnings. Investments in equity instruments that do not have a quoted market price in an active market are measured at cost.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Warrants held as investments in other companies are classified as held-for-trading and measured at fair value using the Black-Scholes pricing model. Unrealized gains or losses related to changes in fair value of warrants held as investments are reported as a derivative gain or loss in the consolidated statement of earnings.

Derivative instruments related to gold, currency, heating oil and aluminum are accounted for at their fair value on the balance sheet date, and the change in market value from the acquisition or inception is included in the consolidated statement of earnings as a derivative gain or loss. This valuation is based on forward rates considering the market price, rate of interest, and volatility. Among other factors, fair value takes into account the credit quality of the financial instrument.

Current market conditions can have an impact on these fair values. These management estimates are subject to risk and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company’s financial instruments.

Asset Retirement Obligations

The Company recognizes, when the legal obligation is incurred, the present value of an estimated liability for the future cost of restoring a mine site upon termination of the operation. These estimates are dependent on labour costs, known environmental impacts, the effectiveness of remedial and restoration measures, inflation rates and average credit-adjusted risk-free interest rates. The Company also estimates the timing of the outlays, which is subject to change depending on continued mining activities or newly discovered reserves.

Elements of uncertainty in estimating these costs include potential changes in regulatory requirements and in the methods of remediation.

Stock-Based Compensation

The Company may grant options as part of employee remuneration or as part of consideration in the acquisition of assets. The Company utilizes the Black-Scholes model to value these options. The model requires management estimates such as a risk-free interest rate, volatility, dividend, weighted average expected life of options issued, and grant-date fair value as discussed in note 21 of the Company’s annual consolidated financial statements.

Income and Mining Taxes

At the end of each accounting period, future income and mining tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income and mining tax assets and liabilities are measured using enacted or substantively enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded against any future income and mining tax asset if it is more likely than not that the asset will not be realized. As mining is capital intensive with long-lived assets, these future tax provisions can be significant. Assessing the recoverability of future income tax assets requires management to make significant estimates of future taxable income. In addition, Canadian GAAP requires the calculated liability for future income and mining taxes to be translated to the Company’s reporting currency of U.S. dollars at current rates of exchange for each reporting period. There is no certainty that future income and mining tax rates and foreign exchange rates will be consistent with current estimates, which increases the volatility of the Company’s net earnings.

Litigation

The Company is subject to various litigation actions, whose outcome could have an impact on its valuation should it be required to make payments to the plaintiffs. In-house counsel and outside legal advisors assess the potential outcome of the litigation, and the Company establishes provisions for future disbursements required.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

FUTURE ACCOUNTING POLICIES

Canadian GAAP – Section 1582, Business Combinations; Section 1601, Consolidated Financial Statements; Section 1602, Non-controlling Interests; and Amendments to Section 3251, Equity

The Canadian Institute of Chartered Accountants (“CICA”) issued three new accounting standards in January 2009: Section 1582, Business combinations; Section 1601, Consolidated Financial Statements; Section 1602, Non-controlling Interests; and amendments to Section 3251, Equity. These new standards will be effective for the Company in 2011 and earlier adoption is permitted as of the beginning of a fiscal year.

Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination. It provides the Canadian equivalent to International Financial Reporting Standards IFRS 3R – Business Combinations.

Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of International Financial Reporting Standard lAS 27 – Consolidated and Separate Financial Statements.

Amendments to Section 3251 apply to entities that have adopted Section 1602 and require separate presentation on the statements of operations and comprehensive income of income attributable to owners of the Company and those attributable to non-controlling interests. The amendments also require that non-controlling interests be presented separately as a component of equity.

As a result of the adoption of IFRS, IAMGOLD will not be adopting these new standards.

Canadian GAAP – Amendment to Section 3855, Financial Instruments – Recognition and Measurement

In June 2009, Section 3855, Financial Instruments – Recognition and Measurement was amended to clarify the situation where the embedded prepayment option is considered closely related and, therefore, is not separated from the host debt instrument for recognition purposes. This amendment will be effective for the Company in 2011. As a result of the adoption of IFRS, IAMGOLD will not be adopting these amendments.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that IFRS, as issued by the International Accounting Standards Board (“IASB”), will replace Canadian GAAP for publicly accountable enterprises and must be adopted for fiscal years beginning on or after January 1, 2011. As a result, IAMGOLD will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS requires the Company to make certain accounting policy choices, and disclose the expected impact on the Company’s financial position and results of operations.

The following is a summary of the Company’s conversion project:

Phase and Key Activities	Completion	Progress
Preliminary impact assessment	September 2008	Completed
• Basis for planning future phases
Design and planning	December 2008	Completed
• Development of detailed implementation plan
Solution development	Q2 2010	Completed
• Analyses of policy alternatives allowed under IFRS • Specify changes required to existing accounting policies • Develop solutions for information systems
Implementation
• Prepare preliminary IFRS accounting policies	Q4 2010	Completed
• Prepare preliminary IFRS consolidated shell financial statements	Q2 2010	Completed
• Finalize IFRS consolidated shell financial statements and IFRS accounting policies	Q4 2011	In progress
• Prepare preliminary opening balance sheet reconciliation	Q3 2010	Completed
• Implement information system solutions	Q4 2010	Completed
• Train finance staff, other relevant employees, including certain members of senior management, and the Audit Committee	Q4 2010	Completed
• Address the impact of IFRS on certain agreements, such as hedge contracts, loan arrangements, and shareholder and compensation agreements	Q4 2010	Completed

The Company has engaged in dialogue with its independent auditors in all phases of the conversion project and will continue to do so. IAMGOLD is working on preparing a full set of annual and quarterly financial statements under IFRS for 2011.

The post-implementation activities phase of the project commenced in the fourth quarter of 2010. Management’s focus is in the following key areas:

•

controls over system and process changes identified for the implementation of IFRS – the Company evaluated and will continue to evaluate the impact of the adoption of IFRS on financial reporting risks, procedures, systems and controls. Minor changes were done to facilitate the tracking of additional information required under IFRS;

•

review of controls and processes for the identification and calculation of the opening balance sheet accounts and 2010 adjustments from Canadian GAAP financial statements to IFRS – no material changes were required for the Company’s disclosure controls and procedures and internal controls over financial reporting; and

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

•

review of Company’s IFRS accounting policies and processes for any significant changes to key controls – the final review of the Company’s accounting policy manual is in progress to ensure final decisions related to choices of IFRS accounting policies and additional processes are included in the policy manual and communicated.

In this MD&A, the Company is providing:

1.	preliminary unaudited consolidated balance sheets as at January 1, 2010 and December 31, 2010 with reconciliations from Canadian GAAP to IFRS;

2.	preliminary unaudited reconciliation of net earnings for each quarter of 2010 and the entire year, prepared under Canadian GAAP, to net earnings under IFRS;

3.	preliminary unaudited reconciliation of comprehensive income for each quarter of 2010 and the entire year, prepared under Canadian GAAP, to comprehensive income under IFRS; and

4.	summary of significant IFRS accounting policies impacting the Company’s financial statements including IFRS 1, First-Time Adoption of International Financial Reporting Standards.

The Company will adopt IFRS in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards. The first date at which IFRS will be applied is January 1, 2010 (the “transition date”).

In accordance with IFRS, the Company will apply certain optional exemptions and certain mandatory exceptions as applicable for first time IFRS adopters.

Adjustments expected to have a significant impact on the Company’s consolidated financial statements are summarized below. They have not been audited yet. Final consolidated financial statements under IFRS may differ from these preliminary amounts as a result of different interpretation, adjustments relating to any new IFRS pronouncements or other items identified until final numbers are audited and disclosed.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

1.	Preliminary IFRS consolidated balance sheets

Unaudited reconciliation of consolidated opening balance sheet as at January 1, 2010:

(in $000)	Canadian GAAP	IFRS Adjustments	Reclassification Adjustments	IFRS
	$	$	$	$
ASSETS					ASSETS
Current Assets					Current Assets
Cash and cash equivalents	191,374	—	—	191,374	Cash and cash equivalents
Gold bullion	40,408	—	—	40,408	Gold bullion
Receivables and other (note a)	83,082	(170)	—	82,912	Receivables and other current assets
Inventories (note a)	162,033	(1,136)	—	160,897	Inventories

	476,897	(1,306)	—	475,591
Other long-term assets (notes a, e, h)	136,122	1,553	37,061	174,736	Other non-current assets
Working interests	173,278	—	(173,278)	—	Working interests
Investments in associates	—	—	232,438	232,438	Investments in associates
Royalty interests	28,688	—	(28,688)	—
Mining assets (notes a, d)	1,053,348	(25,467)	596,630	1,624,511	Mining assets
Exploration and development (notes a, c)	786,079	(14,789)	(596,630)	174,660	Exploration and evaluation assets
Goodwill (note a)	334,004	(6,866)	(59,160)	267,978	Goodwill
Other intangible assets	8,373	—	(8,373)	—

	2,996,789	(46,875)	—	2,949,914

LIABILITIES AND SHAREHOLDERS’ EQUITY					LIABILITIES AND EQUITY
Current liabilities					Current liabilities
Accounts payable and accrued liabilities (note g)	175,320	—	(25,850)	149,470	Accounts payable and accrued liabilities
Dividends payable	24,507	—	—	24,507	Dividends payable
Income and mining taxes payable	—	—	24,477	24,477	Income and mining taxes payable
Current portion of long-term liabilities (note d)	12,257	(692)	1,373	12,938	Current portion of long-term liabilities

	212,084	(692)	—	211,392

Long-term liabilities					Non-current liabilities
Future income and mining tax liability (notes c, d, e, g, h, i)	237,379	(30,435)	—	206,944	Deferred income and mining tax liability
Asset retirement obligations (note d)	97,337	14,757	—	112,094	Asset retirement obligations
Warrants (note f)	—	555	—	555	Warrants
Other long-term liabilities (note h)	10,216	2,260	—	12,476	Other non-current liabilities

	344,932	(12,863)	—	332,069

	557,016	(13,555)	—	543,461

Non-controlling interests (note j)	23,112	—	(23,112)	—

Shareholders’ Equity					Equity
Common shares (notes f, g)	2,203,269	(1,741)	—	2,201,528	Common shares
Contributed surplus (note f)	36,693	(24,391)	—	12,302	Contributed surplus
Warrants (note f)	148	(148)	—	—
Retained earnings (notes a, c, d, f, g, h, i)	113,887	37,871	—	151,758	Retained earnings
Accumulated other comprehensive income (notes a, e)	62,664	(45,005)	—	17,659	Accumulated other comprehensive income

	2,416,661	(33,414)	—	2,383,247	Total equity attributable to IAMGOLD shareholders
(notes d, i, j)	—	94	23,112	23,206	Minority interests

	2,416,661	(33,320)	23,112	2,406,453	Total equity

	2,996,789	(46,875)	—	2,949,914

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Unaudited reconciliation of consolidated balance sheet as at December 31, 2010:

(in $000)	Canadian GAAP	IFRS Adjustments	Reclassification Adjustments	IFRS
	$	$	$	$
ASSETS					ASSETS
Current Assets					Current Assets
Cash and cash equivalents	270,779	—	—	270,779	Cash and cash equivalents
Gold bullion	40,411	—	—	40,411	Gold bullion
Receivables and other (note a)	81,995	(147)	—	81,848	Receivables and other current assets
Inventories (note a)	206,276	(1,560)	—	204,716	Inventories

	599,461	(1,707)	—	597,754
Other long-term assets (notes a, e, h)	185,620	6,867	31,846	224,333	Other non-current assets
Working interests	186,962	—	(186,962)	—	—
Investments in associates	—	—	246,122	246,122	Investments in associates
Royalty interests	26,514	—	(26,514)	—
Mining assets (notes a, c, d)	1,825,113	(36,410)	—	1,788,703	Mining assets
Exploration and development (notes a, c)	331,171	(24,956)	—	306,215	Exploration and evaluation assets
Goodwill (notes a, b)	334,774	(7,636)	(59,160)	267,978	Goodwill
Other intangible assets	5,332	—	(5,332)	—

	3,494,947	(63,842)	—	3,431,105

LIABILITIES AND SHAREHOLDERS’ EQUITY					LIABILITIES AND EQUITY
Current liabilities					Current liabilities
Accounts payable and accrued liabilities (note g)	210,826	—	(54,773)	156,053	Accounts payable and accrued liabilities
Dividends payable	31,324	—	—	31,324	Dividends payable
Income and mining taxes payable	—	—	52,416	52,416	Income and mining taxes payable
Current portion of long-term liabilities (note d)	11,756	(420)	2,357	13,693	Current portion of long-term liabilities

	253,906	(420)	—	253,486

Long-term liabilities					Non-current liabilities
Future income and mining tax liability (notes b, c, d, e, g, h, i)	256,054	(34,470)	—	221,584	Deferred income and mining tax liability
Asset retirement obligations (notes a, d)	134,747	48,163	—	182,910	Asset retirement obligations
Warrants (note f)	—		—	—	Warrants
Other long-term liabilities (note h)	16,563	3,241	—	19,804	Other non-current liabilities

	407,364	16,934	—	424,298

	661,270	16,514	—	677,784

Non-controlling interests	57,867	—	(57,867)	—

(note j)
Shareholders’ Equity					Equity
Common shares (notes f, g)	2,255,875	(377)	—	2,255,498	Common shares
Contributed surplus (notes b, f)	38,616	(19,827)	—	18,789	Contributed surplus
Retained earnings (notes a, b, c, d, f, g, h, i)	363,852	14,950	—	378,802	Retained earnings
Accumulated other comprehensive income (notes a, e, i)	117,467	(74,199)	—	43,268	Accumulated other comprehensive income

	2,775,810	(79,453)	—	2,696,357	Total equity attributable to IAMGOLD shareholders
(notes d, i, j)	—	(903)	57,867	56,964	Minority interests

	2,775,810	(80,356)	57,867	2,753,321	Total equity

	3,494,947	(63,842)	—	3,431,105

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

2.	Unaudited preliminary impact assessment of the IFRS conversion on the Company’s consolidated net earnings for each quarter of 2010 and the year ended December 31, 2010

The following table presents the expected impact on net earnings. Each line is net of income and mining tax and minority interests where applicable.

(in $000)	First quarter ended March 31, 2010	Second quarter ended June 30, 2010	Third quarter ended September 30, 2010	Fourth quarter ended December 31, 2010	Year 2010
	$	$	$	$	$
Net earnings under Canadian GAAP	58,844	35,713	40,752	144,484	279,793

IFRS adjustments – Increase (decrease) in net earnings:
Unrealized gain (loss) on translating financial statements of foreign denominated entities (note a)	(2,622)	4,883	(4,336)	(3,138)	(5,213)
Business combinations (note b)	(287)	(1,710)	1,726	(322)	(593)
Asset retirement obligations (note d)	2,737	1,474	2,825	(21,639)	(14,603)
Warrants (note f)	337	(436)	(84)	—	(183)
Flow-through shares (note g)	(4,456)	3,700	957	2,055	2,256
Employee benefits (note h)	(45)	117	(54)	(85)	(67)
Income and mining taxes (note i)	(1,153)	(12,311)	10,133	(1,235)	(4,566)
Minority interests reclassifications (note j)	2,355	1,966	2,923	10,978	18,222

	(3,134)	(2,317)	14,090	(13,386)	(4,747)

Net earnings under IFRS	55,710	33,396	54,842	131,098	275,046

The Company does not expect any impact on its calculation of cash costs per ounce.

3.	Unaudited preliminary impact assessment of the IFRS conversion on the Company’s consolidated comprehensive income for each quarter of 2010 and the year ended December 31, 2010

(in $000)	First quarter ended March 31, 2010	Second quarter ended June 30, 2010	Third quarter ended September 30, 2010	Fourth quarter ended December 31, 2010	Year 2010
	$	$	$	$	$
Comprehensive income under Canadian GAAP	73,247	5,842	84,379	171,128	334,596

Adjustment to net earnings (see table 2. above)	(3,134)	(2,317)	14,090	(13,386)	(4,747)
Reversal of cumulative translation adjustment	(19,783)	31,221	(23,934)	(22,611)	(35,107)
Increase in unrealized gain in financial assets at fair value through other comprehensive income (note e)	235	—	—	4,900	5,135
Defined benefit plan actuarial loss (note h)	—	—	—	(949)	(949)
Income tax impact (note i)	—	—	—	777	777

	(22,682)	28,904	(9,844)	(31,269)	(34,891)

Comprehensive income under IFRS	50,565	34,746	74,535	139,859	299,705

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

4.	Significant accounting policies impacting the Company’s financial statements including IFRS 1 – First-Time Adoption of International Financial Reporting Standards

The following narratives explain the significant differences between Canadian GAAP accounting policies and the IFRS accounting policies expected to be adopted by the Company for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS, including the IFRS 1 exemptions and exceptions expected to be applied in the conversion from Canadian GAAP to IFRS.

Tables present the expected unaudited impact on the Company’s financial statements in 2010. Only the differences expected to have an impact on the Company are described below. The following is not a complete summary of all of the differences between Canadian GAAP and IFRS. A full description of the Company’s IFRS accounting policies will be available in the notes to the consolidated financial statements for the first quarter of 2011.

(a)	Foreign currency translation

Canadian GAAP – The factors considered in the determination of the functional currency of the Company, its subsidiaries, associates and joint ventures are prioritized based on management judgment. The U.S. dollar is the functional currency of the Company and all of its activities, with the exception of the Company’s Canadian mining activities, for which the functional currency is the Canadian dollar.

IFRS (IAS 21, The Effects of Changes in Foreign Exchange Rates) – The functional currency of the Company, its subsidiaries, associates and joint ventures is determined on the basis of primary economic environment factors. Secondary and other indicators may be used to provide further evidence of the functional currency. Finally, management judgment should be used if the indicators are mixed and the functional currency is not obvious, in order to determine the functional currency which most faithfully represents the economic effects of the underlying transactions, events and conditions of the entity. Under IFRS, the U.S. dollar is the functional currency of the Company and all of its subsidiaries, associates and joint ventures.

The accumulated impact of the difference in treatment is expected to be as follows:

(in $000)	January 1, 2010	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	$	$	$	$	$
Decrease in receivables and other	(170)	(332)	(8)	(79)	(147)
Decrease in inventories	(1,136)	(1,508)	(17)	(1,217)	(1,560)
Decrease in mining assets	(32,720)	(46,947)	(24,286)	(41,815)	(57,343)
Decrease in exploration and evaluation assets	(8,436)	(13,233)	(5,717)	(12,046)	(18,585)
Decrease in goodwill	(6,866)	(9,713)	(5,601)	(8,742)	(11,607)
Decrease in other non-current assets	(240)	(240)	(240)	(240)	(304)
Increase in asset retirement obligations	—	—	—	—	(341)
Decrease in cumulative translation adjustment	47,481	67,264	36,043	59,977	82,587

Decrease (increase) in retained earnings	2,087	4,709	(174)	4,162	7,300

Decrease in depreciation expense		(303)	(744)	(1,039)	(1,548)
Increase in accretion expense		—	—	—	2
Increase (decrease) in foreign exchange loss		2,925	(1,517)	3,114	6,759

Increase (decrease) in net earnings		(2,622)	2,261	(2,075)	(5,213)

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

(b)	Business combinations

IFRS 1 provides the option to apply IFRS 3 Revised, Business Combinations, retrospectively or prospectively from the transition date. The retrospective basis would require restatement of all business combinations and all changes in interests in subsidiaries, associates and joint ventures that occurred prior to the transition date. The Company elected not to retrospectively apply IFRS 3 and transactions resulting in changes in interests that occurred prior to its transition date, and such business combinations and transactions will not be restated.

In addition, and as a condition under IFRS 1 for applying this exemption, goodwill relating to business combinations that occurred prior to the transition date was tested for impairment on the transition date even though no impairment indicators were identified. No impairment existed at the transition date.

The IFRS adjustments below relate to expected changes in interests in a subsidiary occurring after January 1, 2010.

La Arena transaction

Canadian GAAP – Consideration received as part of the farm-out arrangement results in a dilution in the Company’s interest of a subsidiary. Refer to note 4(a) in the Company’s 2010 annual financial statements relating to the La Arena project for more information. Minority interests are adjusted to reflect the reduction in the Company’s interest in net assets of the subsidiary with a corresponding proportionate reduction recognized in the value of the related goodwill and a gain for the difference between these amounts and the consideration received.

IFRS – Any difference between the amount by which the minority interests are adjusted and the consideration received is recognized directly in equity. No adjustment is made to the carrying amount of the assets and liabilities of the subsidiary, including goodwill.

The accumulated impact of the difference in treatment is expected to be as follows:

(in $000)	January 1, 2010	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	$	$	$	$	$
Increase in goodwill	—	475	2,004	3,678	3,971
Increase in contributed surplus	—	(276)	(2,043)	(3,949)	(4,564)
Increase in minority interests	—	(486)	(1,958)	—	—

Decrease in retained earnings	—	287	1,997	271	593

Decrease in other income		287	1,997	271	593

Decrease in net earnings		(287)	(1,997)	(271)	(593)

(c)	Exploration and evaluation assets

Canadian GAAP – Exploration expenses incurred prior to the date of establishing that a property has mineral resources with the potential of being economically recoverable are charged against earnings. Costs incurred subsequent to this date are capitalized until such time as the projects are brought into production or are deemed economically unfeasible.

IFRS (IFRS 6, Exploration and Evaluation of Mineral Resources) – All exploration expenditures are charged to earnings. Evaluation expenditures, representing those activities that relate to the evaluation of the technical feasibility and commercial viability of extracting a mineral resource, are capitalized.

As a result, certain exploration costs capitalized under Canadian GAAP should have been expensed under IFRS, resulting in a decrease in mining assets.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

This change in accounting policy only is expected to have a cumulative impact on transition as follows:

(in $000)	January 1, 2010	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	$	$	$	$	$
Decrease in exploration and evaluation assets	(6,353)	(6,353)	(6,353)	(6,353)	(6,353)
Decrease in deferred income and mining tax liability	1,087	1,087	1,087	1,087	1,087

Decrease in retained earnings	5,266	5,266	5,266	5,266	5,266

As part of the adoption of IFRS, the term “exploration and development” will be replaced with “exploration and evaluation assets” in respect of capitalized exploration and evaluation projects. As a result, at the transition date, $596,630,000 will be reclassified to mining assets for costs relating to the development and construction of a mine.

(d)	Asset retirement obligations

Discount rate

Canadian GAAP – The discount rate is the entity’s credit-adjusted risk-free rate. In addition, changes in the discount rate are not reflected in the measurement of the provision. The unwinding of the discount is presented as an operating expense.

IFRS (IAS 37, Provisions, Contingent Liabilities and Contingent Assets) – The discount rate reflects the risks specific to the obligation. Changes to the discount rate require re-measurement of the provision. The unwinding of the discount is presented as a financing cost. The impact shown in the table below is mainly related to these changes in the discount rate. Total projected undiscounted cash outflow has not changed materially.

Measurement of obligation

Canadian GAAP – The obligation is measured based on the fair value using third-party market assumptions.

IFRS – The asset retirement obligation is measured at the best estimate of the expenditure required to settle the present obligation at the balance sheet date.

IFRS 1 election – Decommissioning Liabilities Included in the Cost of Property, Plant and Equipment

Management has elected to use the IFRS 1 exemption which provides relief from the application of IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, and prescribes an alternative treatment in determining the adjustment to the corresponding asset and retained earnings at the transition date for changes in the estimate of the liability that occurred before the transition date to IFRS.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

The accumulated impact of the differences in treatment and the IFRS 1 election is expected to be as follows:

(in $000)	January 1, 2010	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	$	$	$	$	$
Increase in mining assets	7,253	8,012	8,434	8,356	20,933
Decrease in exploration and evaluation assets	—	(4)	(9)	(14)	(18)
Decrease in asset retirement obligations – Current	692	511	1,765	1,868	420
Increase in asset retirement obligations – Non-current	(14,757)	(12,568)	(15,014)	(11,885)	(47,822)
Decrease in deferred income and mining tax liability	1,694	1,668	3,917	3,593	6,766
Increase in minority interests	(94)	(99)	(105)	(106)	(111)

Decrease (increase) in retained earnings	5,212	2,480	1,012	(1,812)	19,832

Increase in other mining costs		—	—	—	24,599
Decrease in depreciation expense		(848)	(1,138)	(1,448)	(1,041)
Decrease in interest expense		(582)	(1,491)	(2,834)	(3,868)
Increase (decrease) in foreign exchange expense		(1,333)	641	(855)	(15)
Increase (decrease) in deferred tax expense		26	(2,223)	(1,899)	(5,072)

Increase (decrease) in net earnings		2,737	4,211	7,036	(14,603)

Net earnings adjustments attributable to:
Equity shareholders of the Company		2,732	4,200	7,024	(14,620)
Minority interests		5	11	12	17

		2,737	4,211	7,036	(14,603)

(e)	Financial instruments

Unquoted marketable securities

Canadian GAAP – Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market are measured at cost.

IFRS (IAS 39, Financial Instruments: Recognition and Measurement) – These assets are recognized at fair value where fair value can be reliably measured.

The accumulated impact of the difference in treatment is expected to be as follows:

(in $000)	January 1, 2010	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	$	$	$	$	$
Increase in marketable securities	2,830	3,098	3,098	3,098	8,698
Increase in deferred income and mining tax liability	(354)	(387)	(387)	(387)	(1,087)
Increase in fair value reserve (other comprehensive income)	(2,476)	(2,711)	(2,711)	(2,711)	(7,611)

Increase in retained earnings	—	—	—	—	—

Increase in unrealized gain on available-for-sale financial assets		(268)	(268)	(268)	(5,868)
Income tax impact		33	33	33	733

Increase in other comprehensive income		235	235	235	5,135

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

(f)	Warrants

Canadian GAAP – Contracts to deliver a fixed number of equity instruments in exchange for a fixed amount of foreign currency are considered equity instruments and are accounted for at cost.

IFRS – The Company’s warrants have a Canadian dollar exercise price which differs from the Company’s functional currency. As a result, these warrants are treated as a liability and measured at fair value with changes in fair value recognized through net earnings.

In addition, in 2009, some warrants expired without being exercised and were allocated to contributed surplus under Canadian GAAP. Under IFRS, the value of these warrants is transferred to retained earnings.

The accumulated impact of the difference in treatment is expected to be as follows:

(in $000)	January 1, 2010	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	$	$	$	$	$
Increase in long-term liabilities – Warrants	(555)	(218)	(654)	—	—
Increase in capital shares	—	—	—	(590)	(590)
Decrease in contributed surplus	24,391	24,391	24,391	24,391	24,391
Decrease in equity – Warrants	148	148	148	—	—

Increase in retained earnings	(23,984)	(24,321)	(23,885)	(23,801)	(23,801)

Increase (decrease) in derivative loss		(337)	99	183	183

Increase (decrease) in net earnings		337	(99)	(183)	(183)

(g)	Flow through shares

Canadian GAAP – Flow-through commons shares are recorded at their face value, net of related issuance costs. On the date the tax credits are renounced, a future tax liability is recognized as a cost of issuing the shares.

IFRS – Flow-through common shares are recognized based on the quoted price of the existing shares on the date of the issue. The difference between the amount recognized in common shares and the amount the investor pays for the shares is recognized as a deferred gain which is reversed into earnings when eligible expenditures have been made. An income and mining tax expense and a deferred tax liability are recorded when shares are issued.

The accumulated impact of the difference in treatment is expected to be as follows:

(in $000)	January 1, 2010	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	$	$	$	$	$
Increase in accounts payable and accrued liabilities (deferred gain)	—	(6,066)	(2,366)	(2,055)	—
Decrease in deferred income and mining tax liability	(1,791)	(3,418)	(3,418)	(4,827)	1,239
Decrease in common shares	1,741	4,978	4,978	7,033	967

Decrease (increase) in retained earnings	50	4,506	806	(151)	(2,206)

Increase (decrease) in foreign exchange loss		—	61	51	128
Increase in other income		—	(3,761)	(6,117)	(8,249)
Increase in income and mining tax expense		4,456	4,456	5,865	5,865

Increase (decrease) in net earnings		(4,456)	(756)	201	2,256

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

(h)	Employee benefits

Canadian GAAP – The recognition of actuarial gains and losses is deferred. In each period, the portion of actuarial gains and losses that exceeds 10% of the greater of the accrued benefit obligation at the beginning of the year, and the fair value of plan assets at the beginning of the year, is amortized (“corridor approach”).

IFRS – Actuarial gains and losses are recognized immediately in the statement of other comprehensive income, and are reported directly in retained earnings in the same period.

IFRS 1 provides the option to retrospectively apply the corridor approach under IAS 19, Employee Benefits, for the recognition of actuarial gains and losses, or recognize all cumulative gains and losses deferred under Canadian GAAP in opening retained earnings at the transition date. The Company elected to recognize a cumulative actuarial loss that existed at its transition date in opening retained earnings for all of its employee benefit plans.

The accumulated impact of the difference in treatment and the IFRS 1 election is expected to be as follows:

(in $000)	January 1, 2010	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	$	$	$	$	$
Decrease in accrued pension assets	(1,037)	(1,064)	(1,016)	(1,047)	(1,527)
Increase in accrued pension benefit liability	(2,260)	(2,299)	(2,177)	(2,224)	(3,241)
Decrease in deferred income and mining tax liability	1,019	1,040	987	1,011	1,474

Decrease in retained earnings	2,278	2,323	2,206	2,260	3,294

Decrease in corporate administration expense		(29)	(59)	(88)	(118)
Increase (decrease) in foreign exchange loss		95	(45)	62	216

Increase (decrease) in income and mining tax expense		(21)	32	8	(31)

Increase (decrease) in net earnings		(45)	72	18	(67)

Defined benefit plan actuarial loss		—	—	—	1,373
Income and mining tax impact		—	—	—	(424)

Decrease in other comprehensive income (directly in retained earnings)		—	—	—	(949)

(i)	Income and mining taxes

Deferred tax on translation gains and/or losses on non-monetary assets and liabilities

Canadian GAAP – The tax effect of temporary differences related to translation gains or losses are specifically exempted from being recognized.

IFRS (IAS 12, Income Taxes) – There is no such exemption under IFRS. A translation gain or loss will arise where the local tax currency is not the same as the functional currency. Deferred tax is recognized on the difference between the book value of the non-monetary assets and the underlying tax basis, translated to the functional currency using the current foreign exchange rate.

Deferred tax on intercompany transactions

Canadian GAAP – Recognition of a deferred tax asset or liability for a temporary difference arising from intercompany transactions is prohibited. Such temporary differences may arise when the tax base of the asset in the buyer’s jurisdiction differs from the carrying amount of the asset in the consolidated financial statements. Further, cash taxes paid or recovered as a result of a transfer of an asset are recorded as a deferred tax asset or liability in the financial statements and recognized through tax expense when the asset leaves the Company or is otherwise utilized.

IFRS – There are no such exceptions under IFRS. Therefore, deferred tax is recognized for temporary differences arising on intercompany transactions measured at the tax rate of the buyer, and cash tax paid or recovered on intercompany transactions is recognized in the period incurred.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Classification of deferred tax

Canadian GAAP – Deferred taxes are split between current and non-current components on the basis of either the underlying asset or liability, or the expected reversal of items not related to an asset or liability.

IFRS – All deferred tax assets and liabilities are classified as non-current.

The accumulated tax impact of accounting differences was presented in previous tables. The accumulated deferred tax accounting differences are expected to be as follows:

(in $000)	January 1, 2010	March 31, 2010	June 30, 2010	September 30, 2010	December 31, 2010
	$	$	$	$	$
Decrease in deferred income and mining tax liability due to tax accounting differences	28,780	27,627	15,316	25,449	24,991
Increase in minority interests	—	(1,390)	(1,390)	(1,390)	(715)
Increase in accumulated other comprehensive income	—	—	—	—	(777)

Increase to retained earnings	(28,780)	(26,237)	(13,926)	(24,059)	(23,499)

Increase (decrease) in income and mining tax expense		203	8,349	6,439	7,011
Increase (decrease) in foreign exchange loss		950	5,115	(3,108)	(2,445)

Decrease in net earnings		(1,153)	(13,464)	(3,331)	(4,566)

Net earnings adjustments attributable to:
Equity shareholders of the Company		(2,543)	(14,854)	(4,721)	(5,281)
Minority interests		1,390	1,390	1,390	715

		(1,153)	(13,464)	(3,331)	(4,566)

Decrease in income and mining tax on items recognized directly in other comprehensive income		—	—	—	(777)

Increase in accumulated other comprehensive income		—	—	—	777

(j)	Non-controlling interests / minority interests

Canadian GAAP – Non-controlling interests in the equity of a consolidated affiliate are classified as a separate component between liabilities and equity in the statement of financial position and as a component of net earnings within the consolidated statement of earnings.

IFRS – Non-controlling interests are classified as a component of equity separate from the equity of the parent and are not included in net earnings, but rather presented as an allocation of net earnings.

As part of the adoption of IFRS, the term “non-controlling interests” will be replaced with “minority interests” in accordance with IAS 1.

(k)	Impairment of property, plant and equipment

Recoverable amount

Canadian GAAP – A recoverability test is performed by first comparing the undiscounted expected future cash flows to be derived from the asset to its carrying amount. If the asset does not recover its carrying value, an impairment loss is calculated as the excess of the asset’s carrying amount over its fair value.

IFRS (IAS 36, Impairment of Assets) – The impairment loss is calculated as the excess of the asset’s carrying amount over its recoverable amount, where recoverable amount is defined as the higher of the asset’s fair value less costs to sell (“FVLCS”) and its value in use. Under the FVLCS calculation, the expected future cash flows from the asset are discounted to their net present value less an estimate of the cost to sell the asset.

The change in measurement methodology is not expected to have an impact on transition.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Reversal of impairment

Canadian GAAP – Reversal of impairment losses is not permitted.

IFRS (IAS 39, Financial Instruments: Recognition and Measurement) – Reversal of impairment losses is required for assets other than goodwill if certain criteria are met.

On the transition date, no reversal of impairment is expected to be recognized.

(l)	Other IFRS 1 exemptions and exceptions

IFRS 1 optional exemptions

Below are the remaining applicable optional exemptions in IFRS 1 applied in the conversion from Canadian GAAP to IFRS.

(i)	Borrowing costs – IFRS 1 permits the application of IAS 23, Borrowing Costs, which requires an entity to capitalize the borrowing costs related to all qualifying assets, retrospectively or prospectively from a date that is no later than the transition date. The Company has elected to early adopt this policy as it is consistent with the Company’s policy under Canadian GAAP. As a result, no adjustment is expected to be required on transition to IFRS.

(ii)	Fair value as deemed cost – IFRS 1 permits the measurement of any item of property, plant and equipment at the item’s fair value on the date of transition as the item’s deemed cost. The Company elected to deem the cost of certain assets at their fair value on the date of transition. The selected assets had fair values that approximated their carrying values on January 1, 2010 and as a result, no transition adjustment is expected to be recorded.

IFRS Mandatory exceptions

Below is the applicable mandatory exception in IFRS 1 applied in the conversion from Canadian GAAP to IFRS.

Estimates – Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

IFRS RECENT PRONOUNCEMENTS

IAS 31 – Interests in Joint Ventures

Currently, IAS 31 provides companies with the choice to account for joint ventures under the proportionate consolidation method, which is consistent with Canadian GAAP, or the equity accounting method. In addition, there is an exposure draft based on which the IASB is expected to issue a new standard to replace IAS 31 in 2011, which will result in the requirement to account for certain joint ventures under the equity method of accounting. Under the anticipated new requirements, the Company expects its joint ventures in Sadiola and Yatela will be required to be accounted for under the equity method. The application of the revised standard was not effective prior to the Company’s transition to IFRS.

The Company is evaluating the impact of this exposure draft is expected to have on its consolidated financial statements. This change to the equity method of accounting for its joint ventures would significantly impact the presentation of the Company’s assets, liabilities, revenues and expenses for these entities. In addition, the change in accounting requires the Company to make changes to its consolidation system to facilitate the transition.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

IFRS 9 – Financial Instruments

The IASB has issued IFRS 9, Financial Instruments, which is four-part project proposing to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 is planned to be effective on January 1, 2013. The first part of this project provides new guidance for the classification and measurement of financial assets and liabilities. The second part is an exposure draft which provides guidance for amortized cost and impairment methodology for financial assets. The third part is in development and will be related to hedge accounting. Finally, the fourth part will provide guidance for derecognition of financial instruments. The application of the revised standard was not effective prior to the Company’s transition to IFRS. The Company is in the process of evaluating the impact of the change to its consolidated financial statements based on the characteristics of its financial instruments.

RISKS AND UNCERTAINTIES

The Company is subject to various business, financial and operational risks that could materially adversely affect the Company’s future business, operations and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described in the Cautionary Statement on Forward-Looking Information found on page 2.

For a more comprehensive discussion of the risks faced by the Company, please refer to the Company’s 2010 Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The Annual Information Form, which, in addition to being filed and viewable on www.sedar.com and www.sec.gov/edgar.html, is available upon request from the Company, and is incorporated by reference into this MD&A.

FINANCIAL RISKS

General economic conditions

Events and conditions in the global financial markets during recent past years have had a profound impact on the global economy, leading to a loss of confidence in global credit and financial markets, restricted access to capital and credit, and increased counterparty risk. Many industries, including the gold mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market conditions include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions may adversely affect the Company’s growth and profitability.

Commodity prices and currency

All of the factors that determine commodity prices such as prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity), and currencies (U.S. dollar and other currency exchange rates) are beyond the Company’s control. For more details, also refer to the Market trends section and the Financial Position section (Financial Risk) of this MD&A.

Hedging activities

Derivative products can be used to manage the risks associated with, among other things, changes in commodity prices and foreign currency exchange rates. The Company regularly enters into such arrangements in the prescribed manner. The Company enters into hedging contracts to limit the impact of fluctuations as a result of volatilities in the world markets by hedging a portion of the Mupane mine’s gold production, its requirement of Canadian dollars and euros, and its expected consumption of diesel and aluminum. For more details, also refer to the Financial Position section (Market Risk) of this MD&A.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Liquidity and capital resources

The adequacy of the Company’s capital structure is assessed on an ongoing basis and adjusted as necessary after taking into consideration the Company’s strategy, the forward gold and niobium prices, the mining industry, economic conditions and the associated risks. In order to maintain or adjust its capital structure, the Company may adjust its capital spending, adjust the amount of dividend distributions, issue new shares, purchase shares for cancellation pursuant to normal course issuer bids, extend its credit facility, issue new debt, reimburse existing debt or sell gold bullion. For more details, also refer to the Financial Position section (Liquidity Risk and Capital Resources) of this MD&A.

Access to capital markets, financing and interest rates

To fund growth, the Company may depend on securing the necessary capital through loans or permanent capital. The availability of this capital is subject to general economic conditions and lenders’ and investors’ interest in the Company and its projects. There is a risk in obtaining financing as and when required, and on commercially acceptable terms, for exploration, development, acquisitions and general corporate purposes. The Company is subject to movements in interest rates.

Taxation

Mining tax regimes in foreign jurisdictions are subject to change and may not include fiscal stability guarantees. The Company’s interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities. As a result, transactions may be challenged by tax authorities and the Company’s operations may be assessed, which could result in significant additional taxes, penalties and interest.

OPERATIONAL RISKS

Mineral reserves, mineral resources, and extraction

The Company’s mineral reserves and mineral resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of metal will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or geologic conditions may be different from those predicted. In addition to gold market price fluctuations, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change. To minimize the risks, reserves are estimated in accordance with accepted guidelines and standards within the mining industry, quality control programs are established, and competent personnel are employed.

The Company must continually replace reserves depleted by production to maintain production levels over the long term. Reserves can be replaced by expanding known orebodies, locating new deposits or making acquisitions. There is no assurance that current or future exploration programs will be successful. There is a risk that depletion of reserves will not be offset by discoveries or acquisitions.

Projects

The Company’s ability to sustain or increase its present levels of production is dependent in part on the success of its projects. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves, metallurgical recoveries, capital and operating costs of such projects, and the future prices of the relevant minerals. Projects have no operating history upon which to base estimates of future cash flows.

Acquisitions and integration

Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operational, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition and integrate the acquired operations successfully and in a timely manner with those of the Company.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Title to properties

The validity of mining interests held by the Company, which constitute most of the Company’s property holdings, can be uncertain and may be contested. Acquisition of a title to mineral properties is a very detailed and time-consuming process, and the Company’s title to its properties may be affected by prior unregistered agreements or transfers, or undetected defects.

Insurance

Where economically feasible and based on availability of coverage, a number of operational and financial risks are transferred to insurance companies. Available insurance does not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover insurable risks at economically feasible premiums, and the ability to claim under existing policies may be contested.

Key personnel

The success of the Company is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel in the mining industry is currently intense. There can be no assurance that the Company will successfully retain current key personnel or attract additional qualified personnel to manage its current needs and anticipated growth.

Geographical areas

Some of the operations of the Company are carried out in geographical areas which lack adequate infrastructure and are subject to various other risk factors. Reliable roads, bridges, power sources and water supply are important determinants which affect capital and operating costs.

Environmental, health and safety

The Company’s mining and processing operations and exploration activities are subject to extensive laws and regulations governing the protection of the environment, waste disposal, worker safety, mine development and protection of endangered and other special status species. The Company’s ability to obtain permits and approvals and to successfully operate in particular communities may be adversely impacted by real or perceived detrimental events associated with the Company’s activities or those of other mining companies affecting the environment, human health and safety or the surrounding communities. The Company’s legal and/or constructive commitments to rectify disturbance caused by mining, development and exploration activities may change due to new laws or regulations, updated reclamation plans or new environmental requirements.

Political risk

Mining investments are subject to the risks normally associated with any conduct of business in foreign countries including uncertain political and economic environments; war, terrorism and civil disturbances; changes in laws or policies of particular countries, including those relating to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty fees, net profits payments and tax increases or other claims by government entities, including retroactive claims.

Non-controlled assets

Some of the Company’s assets are controlled and managed by other companies, some of which may have a substantially higher interest in the assets than the interest of the Company. Some of the Company’s partners may have divergent business objectives which may impact business and financial results.

Litigation

The Company is subject to litigation arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation cannot be known and may arise from, among other things, business activities, environmental laws, volatility in stock price or failure to comply with disclosure obligations. The results and costs of litigation cannot be predicted with certainty.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

SUPPLEMENTAL INFORMATION TO THE MANAGEMENT’S DISCUSSION AND ANALYSIS

NON-GAAP PERFORMANCE MEASURES

Adjusted net earnings

Adjusted net earnings and adjusted net earnings per share are non-GAAP financial measures. Management believes that these measures better reflect the Company’s performance for the current period and are a better indication of its expected performance in future periods. Adjusted net earnings and adjusted net earnings per share are intended to provide additional information, but do not have any standardized meaning prescribed by Canadian GAAP, are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP. Adjusted net earnings represent net earnings excluding certain impacts, net of tax, such as impairment charge, changes in asset retirement obligations for closed properties, unrealized derivative gain or loss on Mupane gold hedging, gain on sale of gold bullion, marketable securities and assets, impairment of marketable securities, foreign exchange gain or loss, and executive severance costs. These measures are not necessarily indicative of net earnings or cash flows as determined under GAAP. The following table provides a reconciliation of net earnings (loss) to adjusted net earnings as per the consolidated statement of earnings.

	2010	2009(a)	2008(a)
(in $ millions, except for number of shares and per share amounts)	$	$	$
Net earnings (loss)	279.8	114.1	(9.9)

Impairment charges	—	98.1	117.4
Changes in asset retirement obligations for closed properties	12.0	13.3	—
Unrealized derivative loss on Mupane gold hedging	11.8	—	—
Gain on sale of gold bullion	—	(30.7)	—
Gain on sales of marketable securities	(18.3)	(2.6)	(0.1)
Gain on sales of assets	(3.6)	(1.9)	(1.5)
Impairment of marketable securities	—	3.5	0.8
Foreign exchange loss (gain)	1.7	(27.0)	1.1
Executive severance costs	2.3	3.2	—

	5.9	55.9	117.7

Adjusted net earnings	285.7	170.0	107.8

Weighted average number of common shares outstanding (in millions)
Basic	371.4	352.8	295.4
Diluted	373.3	354.6	295.4

Basic net earnings (loss) per share	0.75	0.32	(0.03)
Basic adjusted net earnings per share	0.77	0.48	0.36

(a)	Comparative figures in 2009 and 2008 of adjusted net earnings have been recalculated to conform to the calculation adopted in 2010.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Cash costs

The Company’s MD&A often refers to cash costs per ounce, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mines are performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. Cash cost figures are calculated in accordance with a standard developed by the Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, and attributable realized derivative gain or loss, but are exclusive of amortization, reclamation, capital, exploration and development costs. These costs are then divided by the Company’s attributable ounces of gold produced to arrive at the total cash costs per ounce. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs do not have any standardized meaning prescribed by Canadian GAAP and differ from measures determined in accordance with GAAP. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under GAAP.

The following tables provide a reconciliation of total cash costs per ounce produced for gold mines to the mining costs, excluding depreciation, depletion and amortization as per the audited consolidated statement of earnings.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Year ended December 31, 2010

	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Essakane(a)	Doyon Division	Mupane	Sadiola(b)	Yatela	Total	Other(c)	Total(d)
	$	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	212.8	49.3	47.4	53.7	79.6	46.1	488.9	81.7	570.6
Adjust for:
By-product credit (excluded from mining costs)	(0.4)	(0.1)	(2.1)	—	(0.2)	(0.1)	(2.9)
Stock movement	(6.0)	11.2	(2.5)	0.7	0.6	0.8	4.8
Accretion expense and other changes in asset retirement obligations	(1.7)	(0.1)	(2.3)	(0.4)	(0.7)	(0.8)	(6.0)
Foreign exchange, interest and other	(3.6)	(1.9)	(18.6)	(1.2)	(2.4)	0.8	(26.9)
Cost attributed to non-controlling interests	(10.0)	(5.8)	—	—	—	—	(15.8)

	(21.7)	3.3	(25.5)	(0.9)	(2.7)	0.7	(46.8)

Cash costs – operating mines	191.1	52.6	21.9	52.8	76.9	46.8	442.1
Cash costs – working interests(e)							112.5

Total cash costs including working interests							554.6

Attributable gold production – operating mines (000 oz)	395	122	33	57	118	60	785
Attributable gold production – working interests (000 oz)(e)							182

Total attributable gold production (000 oz)							967

Total cash costs ($/oz)	484	429	655	941	653	780	574

(a)	Commercial production starting July 16, 2010.
(b)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(c)	Niobium, Exploration and Development and Corporate segments.
(d)	As per the Consolidated statement of earnings.
(e)	Working interests relate to the Tarkwa and Damang mines.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Year ended December 31, 2009

	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Mupane	Sadiola(a)	Yatela	Total	Other(b)	Total(c)
	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	155.5	77.7	40.0	67.0	30.5	370.7	76.1	446.8
Adjust for:
By-product credit (excluded from mining costs)	(0.3)	(2.4)	(0.1)	(0.1)	—	(2.9)
Loss (gain) on non-hedge derivatives (excluded from mining costs)	0.6	(0.5)	0.1	0.3	0.1	0.6
Stock movement	14.1	(0.4)	(1.1)	—	—	12.6
Accretion expense and other changes in asset retirement obligations	(1.7)	(17.2)	(0.3)	(0.7)	(0.5)	(20.4)
Foreign exchange, interest and other	(4.7)	(0.2)	(1.1)	(1.5)	0.1	(7.4)
Cost attributed to non-controlling interests	(8.2)	—	—	—	—	(8.2)

	(0.2)	(20.7)	(2.5)	(2.0)	(0.3)	(25.7)

Cash costs – operating mines	155.3	57.0	37.5	65.0	30.2	345.0

Cash costs – working interests(d)						88.1

Total cash costs including working interests	155.3	57.0	37.5	65.0	30.2	433.1

Attributable gold production – operating mines (000 oz)	392	109	51	135	89	776
Attributable gold production – working interests (000 oz)(d)						163

Total attributable gold production (000 oz)						939

Total cash costs ($/oz)	396	524	735	483	339	461

(a)	On December 29, 2009, the Company purchased an additional 3% interest increasing the Sadiola joint venture ownership interest to 41%.
(b)	Niobium, Exploration and Development and Corporate segments.
(c)	As per the Consolidated statement of earnings.
(d)	Working interests relate to the Tarkwa and Damang mines.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Year ended December 31, 2008

	Operating Gold Mines							Other
(in $ millions, except where noted)	Rosebel	Doyon Division	Sleeping Giant(a)	Mupane	Sadiola	Yatela	Total	Other(b)	Total(c)
	$	$	$	$	$	$	$	$	$
Mining costs, excluding depreciation, depletion and amortization	156.3	67.4	21.3	35.8	71.7	35.0	387.5	64.5	452.0
Adjust for:
By-product credit	(0.2)	(2.7)	(0.9)	(0.1)	(0.1)	(0.1)	(4.1)
Stock movement	(0.1)	1.6	(1.4)	1.8	—	—	1.9
Accretion expense	(1.3)	(1.9)	(0.2)	(0.3)	(0.6)	(0.4)	(4.7)
Foreign exchange, interest and other	(1.1)	—	2.0	—	(4.0)	(0.6)	(3.7)
Cost attributed to non-controlling interests	(7.7)	—	—	—	—	—	(7.7)

	(10.4)	(3.0)	(0.5)	1.4	(4.7)	(1.1)	(18.3)

Cash costs – operating mines	145.9	64.4	20.8	37.2	67.0	33.9	369.2
Cash costs – working interests(d)							87.2

Total cash costs including working interests							456.4

Attributable gold production – operating mines (000 oz)	315	118	69	101	172	66	841
Attributable gold production – working interests (000 oz)(d)							156

Total attributable gold production (000 oz)							997

Total cash costs ($/oz)	466	548	303	367	389	514	459

(a)

The Company mined and processed reserves at the Sleeping Giant mine until the end of its current reserve life which occurred at the end of October 2008, at which time the property and all the related infrastructure assets were sold.

(b)	Niobium, Exploration and Development and Corporate segments.
(c)	As per the Consolidated statement of earnings.
(d)	Working interests relate to the Tarkwa and Damang mines.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

Unit operating margin per kilogram of niobium for the Niobec mine

The Company’s MD&A refers to operating margin per kilogram of niobium at the Niobec mine, a non-GAAP performance measure, in order to provide investors with information about the measure used by management to monitor the performance of its non-gold asset, the Niobec mine. The information allows management to assess how well the Niobec mine is performing relative to the plan and to prior periods, as well as assess the overall effectiveness and efficiency of the operation. The operating margin per kilogram of niobium does not have any standardized meaning prescribed by Canadian GAAP, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of operating margin per kilogram of niobium at the Niobec mine to revenues, mining costs and attributable non-hedge derivative gain or loss as per the consolidated statement of earnings.

(in $ millions, except where noted)	2010	2009	2008
	$	$	$
Revenues from the Niobec mine as per segmented information (Note 31 of the Company’s annual consolidated financial statements)	158.7	159.3	143.1

Mining costs per consolidated statement of earnings	570.6	446.8	452.0
Mining costs from gold mines as per cash cost reconciliation	(488.9)	(370.7)	(387.5)
Other mining costs	(2.3)	(2.0)	(0.8)

	79.4	74.1	63.7
Non-hedge derivative gain	—	(0.6)	—

Mining costs from the Niobec mine	79.4	73.5	63.7

Operating margin	79.3	85.8	79.4

Sales volume (millions of kg Nb)	4.3	4.4	4.2

Operating margin ($/kg Nb)	18	20	19

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

MINING OPERATIONS PRODUCTION DATA

The tables below show production data for each mining operation for each quarter of 2010 and 2009.

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Suriname—Rosebel Mine (IAMGOLD interest—95%)
Total operating material mined (000 t)	13,967	12,364	11,797	14,159	15,541	14,133	12,602	11,127
Strip ratio(a)	2.6	3.0	2.9	3.2	3.5	3.5	3.0	3.2
Ore milled (000 t)	3,417	3,112	3,172	3,131	2,759	3,003	2,883	2,448
Head grade (g/t)	1.2	1.1	0.9	1.1	1.3	1.3	1.3	1.2
Recovery (%)	95	94	89	92	93	92	93	93
Gold production – 100% (000 oz)	126	106	86	98	104	111	109	88
Attributable gold production – 95% (000 oz)	119	101	82	93	99	106	104	83
Gold sales – 100% (000 oz)	131	96	87	102	98	107	104	74
Gold revenue ($/oz)(b)	1,378	1,238	1,207	1,111	1,097	969	916	912
Cash cost excluding royalties ($/oz)	378	421	504	401	369	359	327	353
Royalties ($/oz)	71	63	63	55	53	44	40	40

Cash cost ($/oz)(c)	449	484	567	456	422	403	367	393

Burkina Faso—Essakane Mine (IAMGOLD interest – 90%)
Total operating material mined (000 t)	7,454	5,404	—	—	—	—	—	—
Strip ratio(a)	1.1	1.2	—	—	—	—	—	—
Ore milled (000 t)	1,675	1,298	—	—	—	—	—	—
Head grade (g/t)	1.7	1.2	—	—	—	—	—	—
Recovery (%)	96	95	—	—	—	—	—	—
Gold production – 100% (000 oz)	89	47	—	—	—	—	—	—
Attributable gold production – 90% (000 oz)	80	42	—	—	—	—	—	—
Gold sales – 100% (000 oz)	95	18	—	—	—	—	—	—
Gold revenue ($/oz)(b)	1,386	1,287	—	—	—	—	—	—
Cash cost excluding royalties ($/oz)	372	441	—	—	—	—	—	—
Royalties ($/oz)	42	18	—	—	—	—	—	—

Cash cost ($/oz)(c)	414	459	—	—	—	—	—	—

Canada—Doyon Division (IAMGOLD interest – 100%)
Total operating material mined (000 t)	12	13	17	19	60	99	119	107
Ore milled (000 t)	44	17	—	—	63	104	115	106
Head grade (g/t)	13.1	14.2	—	—	10.3	9.5	7.9	8.3
Recovery (%)	96	96	—	—	96	96	96	96
Gold production (000 oz)	18	13	2	—	24	30	28	27
Gold sales (000 oz)	24	3	—	6	23	30	25	36
Gold revenue ($/oz)(b)	1,396	1,284	—	1,100	1,094	973	928	916
Cash cost excluding royalties ($/oz)	812	430	252	—	517	505	514	521
Royalties ($/oz)	31	26	28	—	11	12	9	8

Cash cost ($/oz)(c)	843	456	280	—	528	517	523	529

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash costs section above for reconciliation to GAAP measures.
(d)	Commercial production started effective as of July 16, 2010. Refer to the Results of Operations’ section for more information.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Botswana—Mupane Mine (IAMGOLD interest—100%)
Total operating material mined (000 t)	1,967	2,583	1,853	1,954	1,956	2,049	1,817	1,639
Strip ratio(a)	6.9	9.8	5.8	9.5	8.8	7.4	9.2	6.3
Ore milled (000 t)	279	315	279	250	203	198	246	252
Head grade (g/t)	1.9	1.8	1.8	1.9	1.8	2.2	2.4	2.2
Recovery (%)	89	86	80	87	89	85	80	76
Gold production (000 oz)	15	16	13	13	11	11	15	14
Gold sales (000 oz)	13	16	13	15	10	11	20	19
Gold revenue ($/oz)(b)	1,382	1,236	1,226	1,115	1,109	838	647	643
Cash cost excluding royalties ($/oz)	1,001	902	829	775	814	703	644	596
Royalties ($/oz)	61	62	58	51	71	41	53	57

Cash cost ($/oz)(c)	1,062	964	887	826	885	744	697	653

Mali—Sadiola Mine (IAMGOLD interest – 41% in 2010; 2009 – 38%)(d)
Total operating material mined (000 t)	2,692	1,808	2,486	2,668	2,587	2,072	1,845	2,246
Strip ratio(a)	7.4	8.5	8.2	7.9	7.6	13.4	3.3	4.6
Ore milled (000 t)	460	441	448	443	467	421	413	357
Head grade (g/t)	2.1	2.1	2.1	2.1	2.1	2.6	2.8	3.0
Recovery (%)	92	92	95	94	94	86	92	91
Attributable gold production (000 oz)	29	30	29	30	32	32	35	36
Attributable gold sales (000 oz)	31	28	29	29	33	31	37	34
Gold revenue ($/oz)(b)	1,366	1,222	1,188	1,109	1,089	958	922	898
Cash cost excluding royalties ($/oz)	696	589	567	473	549	468	366	334
Royalties ($/oz)	89	70	69	65	67	57	58	51

Cash cost ($/oz)(c)	785	659	636	538	616	525	424	385

Mali—Yatela Mine (IAMGOLD interest – 40%)
Total operating material mined (000 t)	1,384	1,508	1,364	704	410	535	652	939
Strip ratio(a)	5.5	8.2	7.7	4.3	2.1	8.5	1.4	2.9
Ore crushed (000 t)	308	233	328	304	325	220	283	271
Head grade (g/t)	1.0	1.0	1.0	1.9	3.0	3.2	4.4	2.8
Attributable gold stacked (000 oz)	10	7	11	18	32	23	39	25
Attributable gold production (000 oz)	9	9	15	27	28	22	26	13
Attributable gold sales (000 oz)	8	10	15	26	29	22	25	13
Gold revenue ($/oz)(b)	1,373	1,233	1,185	1,110	1,091	958	924	909
Cash cost excluding royalties ($/oz)	1,302	1,169	622	397	256	194	280	471
Royalties ($/oz)	77	74	75	65	67	57	54	55

Cash cost ($/oz)(c)	1,379	1,243	697	462	323	251	334	526

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash Costs section above for reconciliation to GAAP measures.
(d)	On December 29, 2009, the Company purchased an additional 3% interest in Sadiola, which resulted in a 41% interest in the Sadiola joint venture.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Ghana—Tarkwa Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000 t)	3,634	3,250	4,194	4,095	3,900	3,983	4,324	4,487
Capitalized waste mined (000 t)	2,582	3,208	2,397	2,660	2,131	1,991	1,650	2,259
Strip ratio(a)	2.4	2.3	2.8	2.9	3.1	3.0	3.3	3.6
Heap Leach:
Ore crushed (000 t)	548	559	608	624	520	428	479	537
Head grade (g/t)	0.7	0.5	0.6	0.6	0.7	0.7	0.9	1.0
Attributable gold production (000 oz)	10	9	12	12	9	8	11	14
Mill:
Ore milled (000 t)	538	528	562	499	511	541	497	449
Head grade (g/t)	1.4	1.4	1.5	1.3	1.4	1.4	1.3	1.3
Attributable gold production (000 oz)	24	25	26	21	23	25	20	15
Total attributable gold production (000 oz)	34	34	38	33	32	33	31	29
Total attributable gold sales (000 oz)	34	34	38	33	32	33	31	29
Gold revenue ($/oz)(b)	1,366	1,223	1,192	1,110	1,105	964	920	904
Cash cost excluding royalties ($/oz)	570	582	562	556	475	479	484	500
Royalties ($/oz)	41	8	60	37	30	32	28	27

Cash cost ($/oz)(c)	611	590	622	593	505	511	512	527

Ghana—Damang Mine (IAMGOLD interest – 18.9%)
Total operating material mined (000 t)	623	718	640	623	630	475	716	909
Strip ratio(a)	2.0	2.5	2.0	2.6	2.4	2.0	2.4	3.6
Ore milled (000 t)	237	234	250	256	213	232	246	252
Head grade (g/t)	1.6	1.5	1.5	1.3	1.3	1.4	1.3	1.3
Recovery (%)	93	93	93	92	93	95	93	93
Attributable gold production (000 oz)	11	11	11	10	8	10	10	10
Attributable gold sales (000 oz)	11	11	11	10	8	10	10	10
Gold revenue ($/oz)(b)	1,367	1,229	1,194	1,119	1,087	962	921	906
Cash cost excluding royalties ($/oz)	632	612	615	640	616	546	581	620
Royalties ($/oz)	41	11	60	35	36	26	28	27

Cash cost ($/oz)(c)	673	623	675	675	652	572	609	647

Canada—Niobec Mine (IAMGOLD interest – 100%)
Total operating material mined (000 t)	454	427	441	470	474	437	438	424
Ore milled (000 t)	502	458	456	448	448	441	453	413
Grade (% Nb2O5 )	0.59	0.62	0.62	0.61	0.64	0.61	0.57	0.63
Niobium production (millions of kg Nb)	1.0	1.1	1.1	1.2	1.2	1.0	0.9	1.0
Niobium sales (millions of kg Nb)	1.0	1.1	1.1	1.1	1.4	1.1	1.0	0.9

Operating margin ($/kg Nb)(d)	17	19	19	19	20	18	19	22

(a)	Strip ratio is calculated as waste mined divided by ore mined.
(b)	Gold revenue per ounce is calculated as gold sales divided by ounces of gold sold.
(c)	Cash cost is a non-GAAP measure. Refer to the Cash Costs section above for reconciliation to GAAP measures.
(d)

Operating margin per kilogram of niobium at the Niobec mine is a non-GAAP measure. Refer to the above section Unit Operating Margin per Kilogram of Niobium for the Niobec Mine for reconciliation to GAAP measure.

IAMGOLD CORPORATION - ANNUAL MD&A – 2010